UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                        AMENDMENT NO. 2
                               TO
                           FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934






                    IMAGIS TECHNOLOGIES INC.
     ------------------------------------------------------
         (Name of Small Business Issuer in its charter)

        British Columbia, Canada                       Not Applicable
---------------------------------------------  -------------------------------
(State or other jurisdiction of incorporation (IRS Employer Identification No) or organization)

    1300 - 1075 West Georgia Street
      Vancouver, British Columbia                           V6E 3C9
---------------------------------------------  -------------------------------
(Address of principal executive offices)                   (Zip Code)


           Issuer's telephone number:  (604) 684-4691


       Securities to be registered under Section 12(b) of the Act:

              None                                   Not Applicable
---------------------------------------------  -------------------------------
Title of each class to be so registered        Name of each exchange on which
                                               each class is to be registered


       Securities to be registered under Section 12(g) of the Act:


                               Common Shares
                             ----------------
                             (Title of Class)

                              Not Applicable
                           -------------------
                             (Title of Class)

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Registrant's limited operating history, history of losses, risks involving new product development, competition, management of growth and integration, risks of technological change, the Registrant's dependence on key personnel, marketing relationships and third party suppliers, the Registrant's ability to protect its intellectual property rights and the other risks and uncertainties described under "Description of Business - Risk Factors" in this Form 10-SB. Certain of the forward looking statements contained in this registration statement are identified with cross-references to this section and/or to specific risks identified under "Description of Business - Risk Factors".

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one Canadian dollar ("Cdn$") expressed in terms of one United States dollar ("US$") in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

                              U.S. Dollars Per Canadian Dollar
               ------------------------------------------------------------
                               Fiscal Year Ended December 31,
                         1998       1997        1996        1995    1994
               ------------------------------------------------------------
End of period            0.6504     0.6999      0.7301      0.7323  0.7128
High for the period      0.7105     0.7487      0.7513      0.7527  0.7632
Low for the period       0.6341     0.6945      0.7235      0.7023  0.7103
Average for the period   0.6714     0.7197      0.7329      0.7305  0.7300

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on November 15, 1999 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.4650 (US$1.00 = Cdn$0.6826). Unless otherwise indicated, in this registration statement on Form 10-SB (the "Registration Statement" or "Form 10-SB") all references herein are to Canadian Dollars.

                              TABLE OF CONTENTS
                                                                          Page

NOTE REGARDING FORWARD LOOKING STATEMENTS                                  1
CURRENCY AND EXCHANGE RATES                                                1
ITEM 1    DESCRIPTION OF BUSINESS                                          2
ITEM 2    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OPERATIONS                                        15
ITEM 3    DESCRIPTION OF PROPERTY                                          16
ITEM 4    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT   17
ITEM 5    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS     18
ITEM 6    EXECUTIVE COMPENSATION                                           20
ITEM 7    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                   21
ITEM 8    DESCRIPTION OF SECURITIES                                        22
PART II                                                                    23
ITEM 1    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
          AND RELATED STOCKHOLDER MATTERS                                  23
ITEM 2    LEGAL PROCEEDINGS                                                31
ITEM 3    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
          FINANCIAL DISCLOSURE                                             31
ITEM 4    RECENT SALES OF UNREGISTERED SECURITIES                          31
ITEM 5    INDEMNIFICATION OF OFFICERS AND DIRECTORS                        32
PART III                                                                   33
33        ITEM 1  INDEX TO EXHIBITS                                        33

ITEM 1    DESCRIPTION OF BUSINESS

History of the Registrant

Incorporation/Name Changes/Initial Business

Imagis Technologies Inc. (the "Registrant"), a British Columbia corporation, and its wholly-owned subsidiary, Imagis Cascade Technologies Inc. ("Imagis"), a British Columbia corporation, is in the business of developing, marketing, implementing and supporting computer software applications for the law enforcement and security industries.

The Registrant was incorporated on March 23, 1998, as a British Columbia corporation under the name 561648 B.C. Ltd., and commenced trading on the Vancouver Stock Exchange (the "VSE") on September 29, 1998 as a Venture Capital Pool ("VCP"). A VCP is a "blind pool" company formed by qualified individuals that raises funds through an initial public offering ("IPO") of securities, the proceeds of which must be used primarily to investigate business opportunities for acquisition by the VCP. As a VCP, the Registrant's sole business from the time of incorporation was to investigate business opportunities with a view to completing a Qualifying Transaction under the applicable rules of the VSE. A Qualifying Transaction is a transaction whereby the VCP: (a) issues or makes issuable securities representing more than 25% of its securities issued and outstanding immediately prior to the issuance in consideration for the acquisition of significant assets; (b) enters into an arrangement, amalgamation, merger or reorganization with another issuer with significant assets, whereby the ratio of securities which are distributed to the security holders of the VCP and the other issuer results in the security holders of the other issuer acquiring control of the resulting entity; or (c) otherwise acquires "significant assets", but excludes a transaction whereby, prior to completion of the Qualifying Transaction, a VCP issues for cash securities representing more than 25% of its securities
issued and outstanding immediately prior to the issuance.   "Significant
assets" means assets other than cash or securities of another issuer which, when acquired by the VCP, results in the VCP meeting the minimum listing requirements set by the VSE for a venture company, in accordance with the applicable rules of the VSE. On July 6, 1998 the Registrant changed its name from 561648 B.C. Ltd. to Colloquium Capital Corp.

On February 23, 1999, the Registrant acquired all of the outstanding shares of Imagis, thereby completing a Qualifying Transaction and becoming classified as a venture company by the VSE. As a result of the acquisition, the Registrant changed its name from Colloquium Capital Corp. to Imagis Technologies Inc. on February 25, 1999.

Acquisition of Imagis

On February 23, 1999, the Registrant acquired one hundred percent (100%) of the shares in the capital of Imagis pursuant to a Share Purchase Agreement among the Registrant, Imagis and the former shareholders of Imagis (the "Former Imagis Shareholders") dated December 14, 1998 (the "Imagis Acquisition"). The Registrant paid a purchase price of $2,632,000, plus contingent additional consideration of up to $400,000 (see discussion of contingency below) to the Former Imagis Shareholders, allocated as described below. The Former Imagis Shareholders were Pacific Cascade Consultants Ltd. ("Pacific"), Sonora Logging Limited ("Sonora") and 385078 B.C. Ltd. ("B.C. Ltd"). Pacific, a Canadian company is owned by FWC Holdings Ltd., an entity controlled by Frederick W. Clarke, a current director of the Registrant, and Andrew Amanovich, the current Chief Technology Officer of the Registrant. Sonora, a private Canadian company, is controlled by Pamela Markie Clarke, the daughter of Mr. Clarke. B.C. Ltd., a private Canadian company, has no other affiliation with the Registrant other than as a former shareholder of Imagis.

Under the terms of the Share Purchase Agreement, the parties thereto agreed to the following:

     (a) the Registrant collectively paid Pacific, Sonora and B.C. Ltd. $2,632,000, plus contingent additional consideration of up to $400,000. The purchase price was paid to the Former Imagis Shareholders as follows:

          (i) $100,000 to Pacific, by application of the sum of $100,000 paid by the Registrant to Imagis on behalf of the Former Imagis Shareholders pursuant to a Confidentiality and Standstill Agreement among the Registrant, Imagis and the Former Imagis Shareholders, dated October 6, 1998, in part payment of the purchase price (which amount has been applied),

          (ii) $1,632,000 by allotment and issue to the Former Imagis Shareholders and First Capital Invest Corp. ("FCIC") (a corporation to which the Former Imagis Shareholders were indebted in connection with a $350,000 bridge loan provided to Imagis by FCIC) of 3,400,000 shares of common stock of the Registrant (the "Shares") at $0.48 per Share allocated as follows:

               (A)  1,764,706 Shares to Pacific,
               (B)  441,176 Shares to Sonora,
               (C)  294,118 Shares to B.C. Ltd. and
               (D)  900,000 Shares to FCIC

          The Shares are subject to a one-year hold period;

          (iii) $900,000 by certified cheque to be paid to Pacific on or before April 30, 1999; $150,000 of this amount has been paid through the subscription by Pacific on March 19, 1999 on a private placement basis for 267,857 Shares at $0.56 per Share, and the balance of which was paid and accepted on May 6, 1999; and

          (iv) up to $400,000 payable to Pacific if, as and when, certain warrants issued by the Registrant are exercised to raise up to $400,000 net to the Registrant's treasury.

     (b) In consideration for renouncing his right to acquire up to a 6% equity interest in Imagis, the Registrant issued a warrant to purchase 400,000 Shares at an exercise price of $1.25 per share to Iain Drummond (the "Drummond Warrant"). See "ITEM 6 - EXECUTIVE COMPENSATION".

     (c)In consideration for locating and negotiating an employment agreement between Imagis and Iain Drummond, the Registrant issued a warrant to purchase 24,000 Shares at an exercise price of $1.25 per Share to Armitage Associates Ltd. (the "Armitage Warrant").

History of Business

The Registrant's wholly owned subsidiary, Imagis, acquired substantially all of its current assets pursuant to two technology purchase agreements, dated March 6, 1998, between Imagis, Pacific and B.C. Ltd. Pursuant to the purchase agreements, Pacific and B.C. Ltd. became the holders of all of the issued and outstanding shares of Imagis. Pacific received 3,000,000 common shares of Imagis and B.C. Ltd. received 400,000 common shares of Imagis. Pacific subsequently transferred 600,000 Imagis common shares to Sonora.

Pacific was established in 1989 by Andrew Amanovich, the Registrant's Chief Technology Officer and Frederick Clarke, a director of the Registrant. Pacific's core business was the engineering of complex timber harvesting systems, the management of map-based data and the development of 3D landscape visualization technology.

The Imagis technology and the Registrant's initial customer base was developed originally by Imagis Technology Ltd., (ITL), a company incorporated in 1990 and founded by Penny Walker of Victoria, B.C. ITL was a software developer and reseller in the area of geographical information systems and remote sensing services for the natural resources industry. ITL also developed and marketed several software systems to manage digital images and recognized the commercial opportunity for software tools that manage digital image databases.

In July 1994, Pacific entered into a strategic alliance with ITL and loaned ITL funds to provide working capital in exchange for an option to acquire shares. The two companies worked cooperatively on the development of several software projects. In 1995, Pacific acquired the operations and revenues of ITL, as well as its intellectual property, the rights to the developed products, products under development and source code.

Pursuant to two technology purchase agreements dated March 6, 1998, Pacific and ITL sold to Imagis all rights to the business that is now carried on by the Registrant and the intellectual property. Under these agreements, Pacific and ITL became the holders of all of the issued and outstanding shares of Imagis. The terms of these technology purchase agreements were as follows:

* Agreement between ITL and Imagis: ITL sold its business and technology to Imagis for a purchase price of $600,000 which paid by issuance of 400,000 shares of Imagis at a price of $1.50 per share.

* Agreement between Pacific and Imagis: Pacific sold its business and technology to Imagis for a purchase price of $1.5 million which paid by issuance of 3,000,000 shares of Imagis at a price of $0.50 per share plus a royalty equal to 5% of gross sales of the software products (the "5% Royalty").

The technology purchase agreements transferred the technology associated with CABS, ID-Inmate, Fraud-ID, ENVISAGE, ELMS AND AIREIS to Imagis, including all source code, object code, link libraries, applications function calls, file structures, screen layouts, hardware integration routines and documentation for both current and past releases. All relevant documentation, including manuals and brochures used in operation, manufacturing, maintenance and marketing of the products was included.

As part of the acquisition by the Registrant of all the issued and outstanding shares of Imagis, Pacific agreed to cancel the 5% Royalty.

The technology purchase agreements described above transferred the technology associated with CABS, ID-Inmate, Fraud-ID, ENVISAGE, ELMS AND AIREIS to Imagis, including all source code, object code, link libraries, applications function calls, file structures, screen layouts, hardware integration routines and documentation for both current and past releases.

The Registrant's Chief Technology Officer, Andrew Amanovich and its Chief Engineer, David Lutes, who was instrumental in developing the original Imagis product line, continue their work in the research, development, applications of all software and the core technology within the Registrant's subsidiary, Imagis.

Securities Exchange Act of 1934 Registration

The Registrant's registration under Section 12 of the Securities Exchange Act of 1934 is voluntary. The Registrant is seeking this registration in order to make the Registrant's common shares eligible for quotation on the Nasdaq Over-the-Counter Bulletin Board.

Business of the Registrant

General Overview
The Registrant develops, markets, implements and supports computer software applications for digital identification and image management to clients in the law enforcement and security industries. The Registrant's principal product is the Computerized Arrest and Booking System ("CABS") which is used by law enforcement agencies for compiling information associated with booking a suspect, including capturing images of the person and any identifying marks. In addition, the Registrant has developed, markets, implements and supports other computer software applications for the law enforcement industry, including FRAUD-ID, a video imaging photo identification system, and ID-INMATE, an integrated information and video imaging system for use in corrections facilities admission and discharge, and for the security industry, namely ENVISAGE, an electronic identification and security access system. The Registrant is also currently developing a facial recognition system for the law enforcement and security industries called POSITIVE-ID.

Law enforcement agencies face a common challenge of a need for time and cost efficient arrest and booking systems. Historically, law enforcement agencies have relied on manual arrest and booking systems. More recently, the law enforcement industry has begun to recognize the need for automated systems to increase the efficiency of police officers and to control costs. CABS substantially reduces the time needed for an officer to process and book offenders into the judicial system. By removing the "paper and picture" element from this tedious procedure, the Registrant believes that an officer can process a repeat offender in less than one third the time required by manual systems. This translates directly into substantial cost savings for police departments of any size, in addition to the operational benefits that they gain, such as faster identification of suspects.

Products

Current Products

The Registrant's current products are designed to run on PCs under Windows
3.11 or Windows 95 and on Windows 98. The software's graphical user interface is based on Microsoft ACCESS and the underlying database is built on ORACLE

RDBMS. The software is modular in design, permitting specific functions to be added to meet individual client preferences.

The Registrant has recently released CABS Version 7.0 which provides fast program execution due to its use of 32-bit program code and specialized code for enhancing data sharing over wide-area networks. The Registrant plans to integrate its POSITIVE-ID proprietary facial recognition software (a product currently under development), as part of the image analysis portion of the CABS software. See "Note Regarding Forward Looking Statements."

     CABS - Computerized Arrest & Booking System

CABS is an integrated information and imaging system developed for the Royal Canadian Mounted Police ("RCMP") and other law enforcement agencies. CABS currently has separate modules for offenders, non-offenders, staff and evidence. The offender module automates booking activities and reports, the production of mugshots and the generation of line-ups. Pictures of criminal suspects, as well as their marks, scars, tattoos and fingerprints, are all captured in the offender module of CABS. The non-offender module provides an electronic database of persons, such as teachers and day-care providers, who are required to be registered with the RCMP. The staff module provides for the creation and management of staff identification. The evidence module provides for electronic management of photographs of evidence obtained in connection with a criminal arrest.

The CABS system is designed to collect the same information that would be recorded manually during a traditional booking situation and to store all of the information and photo images that are required in connection with arresting and prisoner reports. Compared to manual bookings, CABS offers the following advantages:

* captures more information than manual booking systems and allows the information to be retrieved quickly from multiple locations;
* allows offender information to be used for multiple inquiries and report generating purposes;
* generates automated line-ups based on user-specified criteria;
* provides a variety of required reports and other documents with the offender's photograph;
* allows the collection and retrieval of photographs of the offender, including identifying physical marks such as tattoos, scars and other markings;
* creates a database of offender information for access in the case of subsequent arrests or for generation of suspect lists;
* can be integrated with livescan electronic fingerprinting systems and with other computer software systems; and
* integrates with key dispatch systems, digital composite drawing programs and digital fingerprint systems to provide a complete police information management system.

CABS advanced data sharing capabilities allow different authorities to access decentralised information. The Registrant has recently implemented its first regional data sharing system. The recently installed system allows two RCMP detachments (located in Richmond and Delta, British Columbia) to share live information entered by their individual detachments. The major advantage of this data sharing system is that it allows one detachment to search a larger database containing offender information when booking a suspect, increasing the probability that the booking officer will discover prior arrests for the same individual. The RCMP does not retain any ownership interest or residual rights over the CABS system.

     ID-INMATE - Corrections Admission/Discharge System

ID-INMATE is an integrated information and video imaging system developed for correction agencies. ID-INMATE is a variant of CABS developed to manage records in corrections agencies, hospitals and other institutions. ID-INMATE currently has separate modules for the admission and discharge of persons to and from corrections agencies and for staff records. The admission and discharge module automates admissions and discharge activities and reports.
It is designed to collect the same information that would be recorded manually during a traditional admission or discharge situation, providing image capture of the inmate's face and other physical features, as well as personal effects. In addition, this module provides automatic line-up creation. The staff module provides for the creation and management of staff identification using staff photos to create identification cards and staff photo listings.

     FRAUD-ID - Fraud Detection & Tracking System

FRAUD-ID is an integrated information and video imaging system developed specifically for fraud detection and tracking within welfare agencies.

FRAUD-ID is a variant of CABS developed to manage records in welfare agencies. FRAUD-ID currently has separate modules for the enrollment of persons into the welfare system and for staff records. The enrollment module is designed to collect the same information that would be recorded manually during a traditional enrollment situation, providing image capture of the enrollee's face and other physical features. In addition, this module provides automatic line-up creation. The staff module provides for the creation and management of staff identification using staff photos to create identification cards and a photo gallery.

     ENVISAGE - Electronic Identification System

ENVISAGE is an electronic identification system developed specifically for the security market. ENVISAGE enables the electronic production of customised full-color identification cards. These identification cards can be produced within minutes and include options such as photographs, graphic images, text, barcodes, and fingerprints. In addition, ENVISAGE integrates advanced photo identification capabilities, including signature, single impression fingerprint, ghosting, and access control. In most cases, ENVISAGE can be integrated with existing security systems.

     Products under Development

     POSITIVE-ID - Facial Recognition System

The Registrant is currently developing POSITIVE-ID, a facial recognition software system designed for the law enforcement and security industries. POSITIVE-ID captures an offender's image via a video camera and then creates a biometric code that can be compared to other encoded images in an agency database. POSITIVE-ID allows for the identification of an offender when only a picture of the offender is available. This biometric facial recognition technology reduces the risk of mistaken identities and enhances searches for criminal suspects.

POSITIVE-ID is currently in preliminary field testing in a division of the RCMP in British Columbia. Upon completion of the testing period in October, the Registrant will be gathering the feedback of the test users and making changes to the software as required. The Registrant expects to commence marketing POSITIVE-ID by December 31, 1999. However, there can be no assurance that marketing will commence by that time.

Markets

The Registrant markets and sells its products to the law enforcement and security industries. The law enforcement industry targeted by the Registrant consists of government agencies that provide police services, operate corrections facilities and administer welfare agencies. The Registrant currently markets its CABS, ID-INMATE and FRAUD-ID products to the law enforcement industry.

At present, CABS has been installed in more than 25 sites in Canada and one site in the United States. As part of its customer support activities, the Registrant has assisted in the development of a CABS Users Group in British Columbia. Besides serving to coordinate user requests for new features, the Users Group has assisted in gaining acceptance of the product by the British of Columbia Association of Chiefs of Police and led to approval for a pilot project to link Greater Vancouver mainland police departments into a regional data-sharing system.

The security industry targeted by the Registrant consists of organizations implementing software-based security systems. ENVISAGE and its predecessor product have been installed in over 60 sites in the U.S. and Canada, including a number of Revenue Canada offices. This system has been interfaced to student registration systems on various college and university campuses, as well as to point-of-sale systems in hospitals, transportation facilities, and other commercial locations.

Plan of Operation and Business Strategy

The Registrant's objective is to be a leading provider of automated arrest and booking systems in Canada, the United States and globally. The Registrant's strategy encompasses the following key elements:

     Leverage core capabilities to develop configurable products. The Registrant has substantial experience and expertise in (i) software application development for integrated information and video imaging systems;
(ii) a variety of computer platforms and operating environments; (iii) the technical issues associated with installing an integrated information and video imaging system; and (iv) the business and operating issues in planning, managing and installing integrated information and video imaging systems. The Registrant intends to utilize these core capabilities to develop configurable products that can be scaled and expanded to meet a customer's specific requirements.

     Expand market share of automated arrest and booking systems. The Registrant designed CABS to the specifications of the RCMP and installed the system in over 30 RCMP detachments, including the two largest detachments in Canada. In June and July of 1999, the Registrant reached agreements with five new RCMP detachments to install the CABS system. The Registrant intends to focus on expanding its existing market share in the area of automated arrest and booking systems in Canada and the United States by incorporating enhancements, such as POSITIVE-ID, and increasing the functionality of CABS, and by continuing to provide its customers, through its network of business partners, with superior service and support.

     Leverage key business partner relationships. To market its products to a wider variety of potential customers, the Registrant has developed key relationships with a select number of companies in Canada, the United States and Mexico to resell or market the Registrant's products directly or as a part of an integrated solution and to provide consulting, integration and after-sales product support. The Registrant plans to add additional business partner relationships to enhance the distribution of its products world-wide.

Business Partners

The Registrant has several business partners in Canada and the United States that resell and market the Registrant's products and that provide consulting, integration and after-sales product support to the Registrant's clients. The Registrant believes that business partners can provide substantial sales leverage, including access to established client bases, and can serve as a source of qualified sales and technical staff at a relatively low cost. The Registrant plans to expand the business partner network, thereby minimizing the cost of establishing new offices and training personnel. With its current business strategy of developing business partners and utilizing value-added resellers ("VARs") for both sales and installation support services, the Registrant intends to leverage its position in Canada to secure key installations in the United States. See "Note Regarding Forward Looking Statements."

The Registrant currently has business partner agreements with the following companies: Maritime Information Technology Inc. ("MITI"); Impact Solutions Corporation; West Covina Service Group; Radian Inc.; Vilsa; and Orion Scientific Systems Inc. The major terms of the business partner agreements are similar. All agreements are non-exclusive; typically have a three-year term; define a relationship in which the business partner is responsible for selling the Registrant's products to end-users, and subsequently providing first-line customer support, while the Registrant provides technical support to the business partner. The business partner earns a discount on list price of the Registrant's products, typically 40%. The Registrant frequently integrates its products with those of its business partners.

MITI is a large information technology provider in Canada with offices in
Toronto, Ottawa, Saint John, Fredericton, Moncton and Halifax.   MITI provides
information technology sales, service, and support to large corporations and government agencies in Canada, through their staff of over 450. Under MITI's agreement with the Registrant, MITI is authorized to sell all of the Registrant's products in the Atlantic Provinces of Canada (including New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland), and the Province of Ontario.

Impact is a California-based developer of law-enforcement software, which the
Registrant believes is complimentary to the Registrant's products.   Under its
agreement with the Registrant, Impact is authorized to sell all of the Registrant's products in the United States.

The West Covina Service Group is a police department which markets law-enforcement products to other police departments. Based east of Los Angeles, West Covina has customer base of 30 departments, mostly on the US West Coast, which uses their text-based Record Management System ("RMS"). West Covina recently installed CABS to add imaging facilities to RMS, and are now promoting this capability to their users.

Radian is a Virginia-based developer of comprehensive management systems for the jail-administration market. Radian has signed an agreement with the Registrant to use CABS as an arrest and booking module as part of their jail administration product.

Vilsa is a systems integrator based in Mexico City. Vilsa has offices throughout Central and South America. Under their agreement with the Registrant, Vilsa is authorized to sell all the Registrant's products throughout Central and South America.

ORION Scientific Systems is an international software consulting firm founded in 1978. Based in Sacramento, California, Orion has approximately 140 employees.

Under the business partner agreements, the Business Partners have agreed to sell the Registrant's products as part of their standard product line. While they typically have designated territories (as described above), the Business Partners may sell the Registrant's products anywhere they have opportunities, including Canada, the United States and other countries. The Registrant provides training and ongoing support, through training and support programs, on product demonstration, operation, installation, and customer support to the Business Partners' staff. The Business Partners have agreed to promote the products and maintain sales and support teams to handle these functions.

The Registrant is seeking to add several additional business partners in the United States, Mexico and overseas during 1999. To build the business partner network, the Registrant plans to establish a number of sales offices in key geographic markets. The Registrant intends to staff these sales offices with regional sales directors. See "Note Regarding Forward Looking Statements."

Research & Development

The integrated information and video imaging systems is characterized by rapid technological change and increasing user requirements. Accordingly, the Registrant must be able to provide new products to modify and enhance existing products on a timely and continuing basis in order to be competitive. To accomplish this objective, the Registrant's strategy is to utilize proven technology to further enhance its existing products and to create new products. Where appropriate, the Registrant may acquire complementary technology developed by third parties for integration into the Registrant's products.

The Registrant's personnel have considerable experience and expertise in the development of integrated information and video imaging systems specifically designed for use in the law enforcement industry. The Registrant's chief technology personnel were initial developers of the Registrant's imaging products and have been involved in the development of each of the eight versions of the CABS product. The Registrant's software product development personnel employ modular software architecture, object-oriented software development and graphical user interface design technologies to develop scaleable, modular products.

In order to add significant additional value to the Registrant's product line and a major differentiator to CABS and other Registrant products, the Registrant plans to release POSITIVE-ID commercially during 1999. The Registrant plans further enhancements to POSITIVE-ID to increase its acceptability in the law enforcement industry. In addition, the Registrant plans to further enhance the product for introduction into the security industry, particularly in the area of access control.

As of May 1, 1999, the Registrant's research and development staff consisted of seven employees.

During the fiscal year ended December 31, 1998, the Registrant's total expenditures for research and development was $149,000, 27% of the Registrant's total revenue. Management believes that timely and continuing product development is critical to the Registrant's success and plans to continue to allocate significant resources to product development.

Sales & Marketing

Other than in western Canada, the Registrant sells its products exclusively through its business partner relationships discussed above. Sales within western Canada are conducted principally by the Registrant's direct sales force. The Registrant's target customer typically prefers to purchase from a supplier with whom they have an established relationship, who understands their business needs, can provide local demonstrations and demonstration systems, can directly supply hardware components in addition to software and provides local software support within the customer's time zone. By relying on its local direct sales force in British Columbia and the local sales force of its business partners elsewhere, the Registrant believes it satisfies its customers' preferences, while increasing the sales resources promoting the product.

The Registrant offers its customers the option to license or subscribe to its software products. Under the subscription model, a customer is charged 1/24th of the license price per month for the duration of the subscription agreement, thereby providing the Registrant an ongoing revenue stream. The subscription model provides customers with free software upgrades and updates. The Newmarket, Ontario detachment of the RCMP was the first customer to use the subscription model.

The modular design of CABS enables the installation of an inexpensive entry-level departmental system for approximately $20,000 (where budgetary considerations preclude the user from investing in a larger system), while providing the opportunity to enhance the system over time as funds become available. A comprehensive system for a large police department costs up to approximately $200,000. CABS is priced on a server basis, the license covering the specific number of police officers using the server. The price per officer declines incrementally as the total number of police officers increases.

The Registrant focuses its marketing efforts primarily on the CABS product. The Registrant markets CABS directly to police detachments through Internet advertising (www.imagis-cascade.com) and through attendance at national and international law enforcement conferences and trade shows. The Registrant also relies on its business partners to market CABS directly to police detachments in their local sales region.


The Registrant plans to recruit additional sales directors in 1999 to expand its sales and marketing efforts in the U.S. The Registrant hired a director of sales for the southwestern U.S. in May of 1999. The Registrant intends to
recruit additional sales directors in 1999.   See "Note Regarding Forward
Looking Statements."

Customer Support

The Registrant's customers are offered an annual support agreement at the time of purchase of the Registrant's products. The annual maintenance fee price is 15% of the installed software value for support between 8 a.m. and 5 p.m. (Monday through Friday) and 20% of the installed software value for 24 hour support (7 days a week). In addition to software support, customers subscribing to the annual maintenance program receive free upgrades for the installed software. Outside of western Canada, the Registrant's business partners provide the first line of customer support. If the business partner is unable to resolve the problem, then the Registrant provides direct support to the customer. In western Canada, the Registrant's technicians provide direct support to the customer. The Business Partner then splits half of the annual maintenance fee with the Registrant providing first-line customer support. The Registrant currently employs three full-time technicians.

Competition

The law enforcement and security software markets are highly competitive and fragmented, consisting of many fast growing rapidly changing competitors. The principle competitive factors affecting the market for the Registrant's products include: supplier competency, product functionality, performance and reliability of technology, depth and experience in distribution and operations, ease of implementation, rapid deployment, customer service and price. There are at least twenty-seven companies which have commercially available products that have some application similarities to the Registrant's products for CABS, ID-INMATE and POSITIVE-ID. Twenty-one of these companies have products that include arrest and booking or jail management functions and six of them market facial recognition software. The following software products compete most directly with CABS and ID-INMATE:

     Epic Solutions (BOOK'em and HOLD'em)
     IWS (ImageWare Software)
     Smith & Wesson - EBS (Electronic Booking System)
     Spillman - BookMate and Jail Management

The Company believes that Epic Solutions' installations are primarily in California, Texas and Pacific Rim countries. IWS' installations are across the United States, including statewide mugshot/booking software installed in Arizona. Smith & Wesson markets comprehensive software portfolio for use in the law enforcement and security industries. Spillman's market is primarily located in Utah and the Pacific Northwestern United States. These companies are likely to be the most significant competitors to the Registrant in their respective geographic areas. The Registrant believes, however, that its strong reference base in Canada will provide it with a competitive advantage in expanding into new geographic markets.

In the area of facial recognition, ImageWare (Face-ID), Miros (TrueFace), Smith & Wesson (ASID - Automated Suspect Identification System), Vissage Technology (Vissage Gallery) and Visionics (FaceIt) are companies that have products with application similarities to POSITIVE-ID.

It is also evident that there are large high technology companies with sophisticated image capturing and processing software, particularly associated with facial image analysis and recognition. These companies appear to be focused on other industries where image analysis has commercial, entertainment, scientific, or medical applications, but they could also enter the law enforcement and security areas by adding the appropriate software modules.

Intellectual Property Rights

The Company's success is dependent on its ability to protect its intellectual property rights. The Registrant relies principally on a combination of copyright and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights.

As part of its confidentiality procedures, the Registrant generally enters into nondisclosure and confidentiality agreements with each of its key employees, consultants and business partners and limits access to and distribution of its technology, documentation and other proprietary information. In particular, the Registrant has entered into non-disclosure agreements with each of its employees and business partners. The terms of the employee non-disclosure agreements include provisions requiring assignment to the Registrant of employee inventions. In addition, the Registrant's source code for its software products is maintained in a controlled environment within the technology and development group. For security purposes, a copy of the source code is maintained in a lock-box at the Bank of Montreal in Vancouver, accessible only by the Board of Directors of the Registrant. There can be no assurance that the Registrant's efforts to protect its intellectual property rights will be successful. Despite the Registrant's efforts to protect its intellectual property rights, unauthorized third parties, including competitors, may from time to time copy or reverse engineer certain portions of the Registrant's technology and use such information to create competitive products.

Policing the unauthorized use of the Registrant's technology is difficult, and, while the Registrant is unable to determine the extent to which piracy of the Registrant's technology exists, such piracy can be expected to be a persistent problem. In addition, the laws of certain countries in which the Registrant's technology is or may be licensed do not protect its products and intellectual property rights to the same extent as do the laws of Canada and the United States. As a result, sales of products based on the Registrant's technology in such countries may increase the likelihood that the Registrant's technology might be infringed upon by unauthorized third parties.

It is possible that the scope, validity and/or enforceability of the Registrant's intellectual property rights could be challenged by competitors or other parties. The Registrant is currently in the process of recording its interests in certain of its intellectual property rights with relevant authorities in applicable jurisdictions. The results of such challenges before administrative bodies or courts depend on many factors which cannot be accurately assessed at this time. Unfavorable decisions by such administrative bodies or courts could have a negative impact on the Registrant's intellectual property rights. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, cause product shipment delays or require the Registrant to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Registrant or at all. In the event of a claim of product infringement against the Registrant and the Registrant's failure or inability to license the infringed or similar technology, the Registrant's business, operating results and financial condition could be materially adversely affected.

The Registrant has not registered any trademarks in the Canada, the United States or elsewhere.

Employees

As of August 31, 1999, the Registrant had 20 full-time employees, including 7 in research and development, 4 in marketing and sales, 3 in customer support and 6 in management, finance and administration. The Registrant's success will depend in large part on its ability to attract and retain skilled and experienced employees. None of the Registrant's employees are covered by a collective bargaining agreement and the Registrant believes that its relations with its employees is good. The Registrant does not currently have any key man life insurance on any of its directors or executive officers.

Risk Factors

The Registrant's business is subject to the following risks. These risks also could cause actual results to differ materially from results projected in any forward-looking statement in this report.

Limited Operating History; History of Losses; Increased Expenses

The Registrant commenced operations in March 1998 and therefore has only a limited operating history upon which an evaluation of its business and prospects can be based. The Registrant and its predecessors incurred net losses of $1,320,439 and $217,257 in the years ended December 31, 1998 and the four months ended December 31, 1997, respectively. The Registrant has never been profitable and there can be no assurance that, in the future, the Registrant will be profitable on a quarterly or annual basis. The Registrant plans to increase its operating expenses to expand its sales and marketing operations, fund greater levels of research and development, broaden its customer support capabilities and increase its administration resources. In view of the rapidly evolving nature of the Registrant's business and markets and limited operating history, the Registrant believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

New Product Development

The Registrant expects that a significant portion of its future revenue will be derived from the sale of newly introduced products and from enhancement of existing products. See "Forward-Looking Statements." The Registrant's success will depend in part upon its ability to enhance its current products on a timely and cost-effective basis and to develop new products that meet changing market conditions, including changing customer needs, new competitive product offerings and enhanced technology. There can be no assurance that the Registrant will be successful in developing and marketing on a timely and cost-effective basis new products and enhancements that respond to such changing market conditions. If the Registrant is unable to anticipate or adequately respond on a timely or cost-effective basis to changing market conditions, to develop new software products and enhancements to existing products, to correct errors on a timely basis or to complete products currently under development, or if such new products or enhancements do not achieve market acceptance, the Registrant's business, financial condition, operating results and cash flows could be materially adversely affected. In light of the difficulties inherent in software development, the Registrant expects that it will experience delays in the completion and introduction of new software products. See "Forward-Looking Statements."

Lengthy Sales Cycles

The purchase of a computerized arrest and booking system is often an enterprise-wide decision for prospective customers and requires the Registrant (directly or through its business partners) to engage in sales efforts over an extended period of time and to provide a significant level of education to prospective customers regarding the use and benefits of such systems. Due in part to the significant impact that the application of CABS has on the operations of a business and the significant commitment of capital required by such a system, potential customers tend to be cautious in making acquisition decisions. As a result, the Registrant's products generally have a lengthy sales cycle ranging from three to nine months. Consequently, if sales forecast from a specific customer for a particular quarter are not realized in that quarter, the Company may not be able to generate revenue from alternative sources in time to compensate for the shortfall. The loss or delay of a large contract could have a material adverse effect on the Registrant's quarterly financial condition, operating results and cash flows, which may cause such results to be less than analysts' expectations. Moreover, to the extent that significant contracts are entered into and required to be performed earlier than expected, operating results for subsequent quarters may be adversely affected.

Dependence on Key Personnel

The Registrant's performance and future operating results are substantially dependent on the continued service and performance of its senior management and key technical and sales personnel. The Registrant intends to hire a number of additional technical and sales personnel. See "Forward-Looking Statements." Competition for such personnel is intense, and there can be no assurance that the Registrant can retain its key technical, sales and managerial employees or that it will be able to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of any of the Registrant's senior management or other key employees or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Registrant's business, financial condition, operating results and cash flows. With the exception of Andy Amanovich, Chief Technology Officer, and David Lutes, Chief Engineer, the Registrant does not currently maintain "key man" insurance for any senior management or other key employees.

Dependence on Marketing Relationships

The Registrant's products are primarily marketed by the Registrant's business partners. The Registrant's existing agreements with business partners of its products are nonexclusive and may be terminated by either party without cause. Such organizations are not within the control of the Registrant, are not obligated to purchase products from the Registrant and may also represent and sell competing products. There can be no assurance that the Registrant's existing business partners will continue to provide the level of services and technical support necessary to provide a complete solution to the Registrant's customers or that they will not emphasize their own or third-party products to the detriment of the Registrant's products. The loss of these business partners, the failure of such parties to perform under agreements with the Registrant or the inability of the Registrant to attract and retain new business with the technical, industry and application experience required to market the Registrant's products successfully could have a material adverse effect on the Registrant's business, financial condition, operating results and cash flows.

Dependence on Third Parties

Certain contracts require the Registrant to supply, coordinate and install third party products and services. The Registrant believes that there are a number of acceptable vendors and subcontractors for most of its required products, but in many cases, despite the availability of multiple sources, the Registrant may select a single source in order to maintain quality control and to develop a strategic relationship with the supplier or may be directed by a customer to use a particular product. The failure of a third party supplier to provide a sufficient supply of parts and components or products and services in a timely manner could have a material adverse effect on the Registrant's results of operations. In addition, any increase in the price of one or more of these products, components or services could have a material adverse effect on the Registrant's business, financial condition, operating results and cash flows.

Additionally, with respect to most sales, the Registrant supplies products and services to a customer through a third party supplier acting as a project manager or systems integrator. In such circumstances, the Registrant has a sub-contract to supply its products and services to the customer through the prime contractor. In these circumstances, the Registrant is at risk that situations may arise outside of its control that could lead to a delay, cost over-run or cancellation of the prime contract which could also result in a delay, cost over-run or cancellation of the Registrant's sub-contract. The failure of a third party supplier to supply its products and services or perform its contractual obligations to the customer in a timely manner could have a material adverse effect on the Registrant's financial condition, results of operations and cash flows.

Competition

The markets for arrest and booking systems, jail management systems, facial recognition software, security software and fraud detection and tracking systems are highly competitive. Numerous factors affect the Registrant's competitive position, including supplier competency, product functionality, performance and reliability of technology, depth and experience in distribution and operations, ease of implementation, rapid deployment, customer service and price.

The Registrant primarily competes in the arrest and booking systems market with Epic Solutions, ImageWare Software, Smith & Wesson and Spillman. The Registrant's primary competitors in the facial recognition software market with ImageWare (FaceID), Miros (Trueface), Smith & Wesson (ASID - Automated Suspect Identification System), Vissage Technology (Vissage Gallery) and Visionics (FaceIt).

Certain of the Registrant's competitors have substantially greater financial, technical, marketing and distribution resources than the Registrant. As a result, they may be able to respond more quickly to new or emerging technologies and changing customer requirements, or to devote greater resources to the development and distribution of existing products. There can be no assurance that the Registrant will be able to compete successfully against current or future competitors or alliances of such competitors, or that competitive pressures faced by the Registrant will not materially adversely affect its business, financial condition, operating results and cash flows.

Proprietary Technology

The Registrant's success is dependent on its ability to protect its intellectual property rights. The Registrant relies principally upon a combination of copyright and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its rights. The source codes for the Registrant's products and technology are protected both as trade secrets and as unpublished copyrighted works. To date, the Registrant has not applied for any patents or trademarks. As part of its confidentiality procedures, the Registrant enters into nondisclosure and confidentiality agreements with each of its key employees, consultants, distributors, customers and corporate partners, to limit access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the Registrant's efforts to protect its intellectual property rights will be successful. Despite the Registrant's efforts to protect its intellectual property rights, unauthorized third parties, including competitors, may be able to copy or reverse engineer certain portions of the Registrant's software products, and use such copies to create competitive products.

Policing the unauthorized use of the Registrant's products is difficult, and, while the Registrant is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to continue. In addition, the laws of certain countries in which the Registrant's products are or may be licensed do not protect its products and intellectual property rights to the same extent as do the laws of Canada and the United States. As a result, sales of products by the Registrant in such countries may increase the likelihood that the Registrant's proprietary technology is infringed upon by unauthorized third parties.

In addition, because third parties may attempt to develop similar technologies independently, the Registrant expects that software product developers will be increasingly subject to infringement claims as the number of products and competitors in the Registrant's industry segments grow and the functionality of products in different industry segments overlaps. Although the Registrant believes that its products do not infringe on the intellectual property rights of third parties, there can be no assurance that third parties will not bring infringement claims (or claims for indemnification resulting from infringement claims) against the Registrant with respect to copyrights, trademarks, patents and other proprietary rights. Any such claims, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, cause product shipment delays or require the Registrant to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Registrant or at all. A claim of product infringement against the Registrant and failure or inability of the Registrant to license the infringed or similar technology could have a material adverse effect on the Registrant's business, financial condition, operating results and cash flows.

Exchange Rate Fluctuations

Because the Registrant's reporting currency is the Canadian dollar, its operations outside Canada face additional risks, including fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. Currently the Registrant has limited operations outside Canada, but it intends to begin marketing its products in the United States, Europe and Mexico later this year. The Registrant does not currently engage in hedging activities or enter into foreign currency contracts in an attempt to reduce the Registrant's exposure to foreign exchange risks. In addition, to the extent the Registrant has operations outside Canada, the Registrant is subject to the impact of foreign currency fluctuations and exchange rate charges on the Registrant's reporting in its financial statements of the results from such operations outside Canada. Since such financial statements are prepared utilizing Canadian dollars as the basis for presentation, results from operations outside Canada reported in the financial statements must be restated into Canadian dollars utilizing the appropriate foreign currency exchange rate, thereby subjecting such results to the impact of currency and exchange rate fluctuations.

Need for Additional Financing

Revenue from the Registrant's operations is not sufficient to finance the cost of development and marketing of its technology. Accordingly, the Registrant must raise substantial additional funding. The Registrant expects to be able to meet its financial obligations for approximately the next 12 months. There is no assurance that, after such period, the Registrant will be able to secure financing or that such financing will be obtained on terms favorable to the

Registrant. Failure to obtain adequate financing could result in significant delays in development of new products and a substantial curtailment of operations.

Risk of Software Defects

Software products as complex as those offered by the Registrant frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, the Registrant has in the past released products with defects in certain of its new versions after introduction and experienced delays or lost revenue during the period required to correct these errors. The Registrant regularly introduces new versions of its software. There can be no assurance that, despite testing by the Registrant and its customers, defects and errors will not be found in existing products or in new products, releases, versions or enhancements after commencement of commercial shipments. Any such defects and errors could result in adverse customer reactions, negative publicity regarding the Registrant and its products, harm to the Registrant's reputation, loss or delay in market acceptance or required product changes, any of which could have a material adverse effect upon its business, results of operations, financial condition and cash flows.

Product Liability

The license and support of products by the Registrant may entail the risk of exposure to product liability claims. A product liability claim brought against the Registrant or a third party that the Registrant is required to indemnify, whether with or without merit, could have a material adverse effect on the Registrant's business, financial condition, operating results and cash flows.

Year 2000 Compliance

Many currently installed computer systems, software products and electronic products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, during 1999 the Registrant, its suppliers and customers, and its potential suppliers and customers, may need to upgrade, repair or replace certain computer systems or software to minimize the adverse impact of system failures related to "Year 2000" noncompliance.

The Registrant has conducted and completed an internal and external review of its systems and has contacted its material software and other suppliers to determine any major areas of exposure of its systems of Year 2000 issues. As a result of the internal review to date, the Registrant believes that its products are Year 2000 compliant and that it has completed all necessary computer hardware and software upgrades and replacements necessary to make the Registrant's material computing and business systems Year 2000 compliant. As a result of the external review to date, the Registrant believes that its
material suppliers are Year 2000 compliant.   Consequently, the Registrant
anticipates no further costs for its Year 2000 review will be incurred after July 1, 1999. In addition, the Registrant has developed a contingency plan for maintaining its operations and technical support for its customers.

The Registrant's contingency plan includes suspension of key staff holiday and vacation time immediately prior to and following the calendar year end to meet any increased demand for support, continuous testing of 1-800 and pager communication links for customer support queries throughout the risk period and provide emergency stand-alone computing equipment to customers to maintain their operational capability apart from mainframe or network systems which may be debilitated by the Year 2000 problem. The Registrant plans to back-up internal systems (including financial systems) and to create hard-copy versions of electronically stored information shortly before the year change to ensure the availability of such information in the event of electronic failure.

Directors' and Officers' Involvement in Other Projects

Many of the officers and directors of the Registrant serve as directors, officers and/or employees of companies other than the Registrant. While the Registrant believes that such officers and directors will be devoting adequate time to effectively manage the Registrant, there can be no assurance that such other positions will not negatively impact an officer's or director's duties for the Registrant.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion and analysis relate to the operation of the Registrant's wholly owned subsidiary, Imagis. Imagis commenced operations on January 9, 1998 and the following discussion relates to the period of operations from this date to December 31, 1998. The periods used for comparative purposes during which Imagis' business was conducted by the Registrant's predecessors include the four month period ended December 31, 1997 and the year ended August 31, 1997, the fiscal year end for the predecessor businesses. This discussion and analysis of the results of operations and financial condition of Imagis should be read in conjunction with the audited financial statements and the related notes, as well as statements made elsewhere in this Form 10-SB. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respect with accounting principles in the United States, except as described in Note 9 to the Financial Statements dated December 31, 1998. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian.

Operations

Imagis' sales revenues for the period ended December 31, 1998 were $555,160, compared to $269,757 for the four months ended December 31, 1997 and $1,812,553 for the year ended August 31, 1997. Revenues for all three periods include the sale of computer hardware equipment in conjunction with the sale of the Imagis business software products, and the mix of clients requiring hardware and purchasing their needs as part of the sale transaction varied significantly from period to period. In the year ended December 31, 1998, approximately 29 percent or $158,000 of revenues was recovery of hardware purchase costs, whereas in the period ended December 31, 1997, revenues included approximately $110,000 or 41 per cent of hardware cost recovery, and in the year ended August 31, 1997, the revenue associated with hardware cost recovery was approximately $960,000 or 53 percent. The Registrant does not intend to engage in sales of hardware in future periods.

The gross profit (defined as revenues less the cost of materials) earned in 1998 was $396,688, or 71 percent of sales. The gross profit for the four month period ended December 31, 1997 was $158,742, or 59 percent of sales, and the gross profit for the year ended August 31, 1997 was $852,486, or 47 percent of sales. The growth in gross profit percentages reflects the Issuer's withdrawal from providing hardware-inclusive sales from 1997 to the current period, the costs of which lowered the overall margin percentage. The decline in the dollar amount of gross margin in 1998 to $396,688 from $852,486 in the year ended August 31, 1997 reflects to some degree the shift in focus of the Registrant's management away from sales to the restructuring of the predecessor businesses into the current corporate entity and the raising of new capital to support the expansion of operations. The decline also reflects the exclusion of gross profits in 1998 of Imagis Solutions (U.S.) Incorporated and Imagis Northwest Solutions Inc. which were sold by Imagis' predecessor early in 1998.

Operating costs (including cost of materials) for Imagis in 1998 totaled $1,875,599 as compared to $487,014 for the four month period ended December 31, 1997 and $2,585,124 for the year ended August 31, 1997. Excluding costs of hardware equipment, operating costs in the 1998 fiscal year were 6 percent higher than for the period ended August 31, 1997. Operating costs in the period ended December 31, 1998 included salaries and management fees of $983,432, consulting fees of $42,850, professional fees of $77,363, promotion costs of $77,287, office and administrative costs of $376,451 and non-cash amounts of $159,744, representing depreciation of $34,252 and the write off of deferred financing fees of $125,492. By comparison, for the four month period ended December 31, 1997, salaries were $207,355, professional fees were $12,358, advertising and promotion costs were $23,250, and office and administrative costs were $127,036. For the fiscal year ended August 31, 1997, salaries and management fees were $1,046,692, professional fees were $ 3,111, advertising and promotion costs were $17,952, and office and administrative costs were $552,672.

The decrease in salary costs in 1998 from 1997 represents the inclusion in 1997 of salaried staff for the U.S.-based operations which were sold in early 1998, offset to some degree in the latter part of 1998 by the addition of programming staff. The increase in professional fees period to period represents primarily legal costs associated with Imagis' restructuring. Similarly, the increase in advertising and promotion costs in 1998 from the fiscal year ended August 31, 1997 reflects the development of new marketing efforts to support the launch of the Registrant's new "CABS" product.

Administration costs for the period ended December 31, 1998 of $376,451 were 32 percent lower than the costs in the year ended August 31, 1997 of $552,672 due to lower travel and communications costs primarily again, as a result of the sale of the U.S. based operations. Travel costs fell from $149,295 in 1997 to $70,292, a reduction of 53 percent and communication costs, at $63,717 in 1998, were 40 percent lower from the 1997 level of $106,771.

Operating Losses

The net operating loss for the period ended December 31, 1998 was $1,320,439, as compared to the loss in the four month period ended December 31, 1997 of $217,257 and the loss in the year ended August 31, 1997 of $772,571. The overall higher loss in 1998 resulted primarily from the significantly lower sales achieved in 1998 while the Registrant sought financing and the lower revenues attributable to sales of computer hardware equipment.

Liquidity and Capital Resources

Since inception, the Registrant has financed its operations primarily through sales of its equity securities. As of December 31, 1998, the Registrant had
cash on hand of $206,027.   As of December 31, 1998, the Registrant had raised
approximately $508,425 (net of issuance costs) from the sale of such securities. On April 29, 1999, the Registrant completed an offering of 2,400,000 Units, each Unit comprised of one Share and one transferable Warrant which provided net proceeds of $2,730,600.

Based on the Registrant's June 30, 1999 unaudited statements wherein the cash resources are reported as $844,000, the Registrant believes that its working capital is inadequate to meet the Registrant's current obligations and its ongoing costs associated with operations for the ensuing 12 month period. The Registrant currently has no commitments for any credit facilities such as revolving credit agreements or lines of credit that could provide additional working capital. The Registrant's capital requirements depend on several factors, including the success and progress of product development programs, the resources devoted to developing products, the extent to which products achieve market acceptance, and other factors. The Registrant expects to devote substantial cash for research and development. The Registrant currently intends to undertake an offering of equity securities in order to satisfy its cash requirements for the next 12 month period. The Registrant cannot adequately predict the amount and timing of its future cash requirements. In addition to the currently intended equity security offering, the Registrant will consider additional public or private financing (including the issuance of additional equity securities) to fund all or a part of a particular program in the future. There can be no assurance, however, that the currently intended equity security offering will be successful or that other additional funding will be available or, if available, that it will be available on terms acceptable to the Registrant. If adequate funds are not available, the Registrant may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with strategic partners that require the Registrant to relinquish rights to certain of its technologies or products. There can be no assurance that the Registrant will be able to raise additional cash if its cash resources are exhausted. The Registrant's ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the Registrant's business performance.

ITEM 3    DESCRIPTION OF PROPERTY

The Registrant and Imagis' corporate headquarters are located at 1300, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9. In addition, the Registrant has branch offices in Victoria, B.C. and Ottawa, Ontario.

The Registrant's plan of operations is focused on developing, marketing, implementing and supporting software products for the law enforcement and security industries as described in Item 1. Accordingly, the Registrant has no particular policy regarding each of the following types of investments:

1. Investments in real estate or interests in real estate;

2. Investments in real estate mortgages; or

3. Securities of or interests in persons primarily engaged in real estate activities.

ITEM 4    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of March 31, 1999 by: (I) each person known to the Registrant to own more than five percent (5%) of any class of the Registrant's voting securities; (ii) each director of the Registrant; and (iii) all directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

TITLE OF  NAME AND ADDRESS OF      AMOUNT AND NATURE OF       PERCENT
  CLASS      BENEFICIAL OWNER        BENEFICIAL OWNER       OF CLASS (1)

Common Stock Iain Drummond (2)          400,000            5.7%
           3307 W. 6th
           Vancouver, B.C.  V6R 1T2
           Canada

Common Stock Sandra E. Buschau (3)      230,000            3.5%
           2337 Quayside Drive
           Vancouver, B.C.  V5P 4W9
           Canada

Common Stock Altaf Nazerali (4)         330,000            5.0%
           555 Palisade Drive
           N. Vancouver, B.C.  V7R 2H9
           Canada

Common Stock Rory Godinho (5)           200,000            3.0%
           1590 23rd Street
           West Vancouver, B.C.  V7V 4W9
           Canada

Common Stock Frederick Clarke (6)       2,082,563         31.5%
           33610 E. Broadway Ave.
           Mission, B.C.  V2V 4M4
           Canada

Common Stock Andy Amanovich             2,032,563         31.0%
           1300 - 1075 West Georgia St.
           Vancouver, BC V6E 3C9
           Canada

Common Stock First Capital Invest Corp. (7)1,167,857           17.8%
           International Trust Bldg.
           Wickham Cay
           Road Town Tortola
           PO Box 659, BVI

Common Stock All directors and officers
           as a group (7 persons) (8)   3,242,563         44.6%

(1)  Based on an aggregate 6,558,214 Shares outstanding as of March 31, 1998.
(2) All 400,000 Shares are issuable pursuant to a warrant and are exercisable within 60 days of March 31, 1999.
(3)  Includes options to purchase 75,000 Shares within 60 days of March 31,
     1999.
(4)  Includes options to purchase 80,000 Shares within 60 days of March 31,
     1999.
(5)  Includes options to purchase 100,000 Shares within 60 days of March 31,
     1999.
(6) 2,032,563 Shares are indirectly held through Pacific. Mr. Clarke controls FWC Holdings Ltd. which owns 50% of Pacific. Andy Amanovich, the current Chief Technology Officer of the Corporation, owns the other 50% of Pacific. Includes Fred Clarke options to purchase 50,000 Shares within 60 days of March 31, 1999.
(7) Based on regulatory filings with the British Columbia Securities Commission, First Capital Invest Corp. is controlled by Kurt Dalmata.
(8) Includes options and warrants to purchase 705,000 Shares within 60 days of March 31, 1999.

The Registrant is not aware of any arrangement which might result in a change in control in the future.

ITEM 5    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

The following table sets forth certain information concerning the Registrant's executive officers and directors as of May 1, 1999:

Name                Age            Position with the Registrant
--------------------------------------------------------------------------
Iain Drummond       53             President, Chief Executive Officer and
                                   Director
Ross Wilmot         55             Chief Financial Officer
Andy Amanovich      41             Chief Technology Officer
Sandra E. Buschau   47             Secretary and Director
Altaf Nazerali*     45             Director
Rory Godinho*       40             Director
Frederick Clarke*   63             Director

* Audit Committee Member

Iain Drummond has served as a Director since February 12, 1999, as President and Chief Executive Officer of Registrant since February 23, 1999 and of Imagis Cascade Technologies Inc. since September 1, 1998. He has extensive management experience in the high technology industry. Most recently he served as the Vice-President, Strategic Partnerships with Alis Technologies of Montreal, Quebec, a provider of integrated language-handling technologies and translation solutions, from 1990 to 1998, where he set up the international sales network for its language translation software products. Previously, he was President of Clan Technologies, a developer and marketer of executive information systems, in Canada from 1988 to 1990. Prior to that, he worked with International Computers Limited, a supplier of integrated computer systems, from 1966 to 1988, including serving as President for ICL Canada, a wholly owned subsidiary of International Computers Limited focused on selling integrated computer systems to large retailers.

Ross Wilmot has served as the Chief Financial Officer of the Registrant since July 7, 1998. Mr. Wilmot was a Director of the Registrant from July 7, 1998 to February 12, 1999. Mr. Wilmot has over 25 years of international business experience in the resources and technology industries. His principal occupation is as a corporate executive of a number of publicly traded companies. He serves as the President of Paloma Ventures Inc., an inactive Vancouver Stock Exchange issuer with no current business activity, and as Vice-President, Finance of the following companies: (a) Multivision Communications Corp., the operator of MMDS TV systems in Bolivia (August 1995 to present); (b) Breckenridge Resources Ltd., a junior exploration company with mining interests in China (January 1995 to present); (c) CTF Technologies Inc., a company engaged in the servicing of electronic refueling technology in Brazil (July 1996 to present); (d) Harambee Mining Corp., an inactive Vancouver Stock Exchange junior exploration company with exploration projects in Africa (January 1997 to present); (e) Botex Industries Corp., a company engaged in the development and manufacturing of plastic-based material used as replacement for traditional rubber, plastic, and latex compounds in many applications (June 1996 to present); (f) Intacta Technologies Inc. (formerly, InfoImaging Technologies Inc.), a software technology company, (1997 to present); (g) Plata Minerals Corp., an inactive Vancouver Stock Exchange company with no current business interest (January 1995 to present). Mr. Wilmot holds a Bachelor of Science and a Masters of Science in metallurgical engineering from the University of Toronto and is a chartered accountant.

Andrew Amanovich has served as the Chief Technology Officer of the Registrant since February 23, 1999. In addition, Mr. Amanovich serves as the Chief Technology Officer of Imagis. In 1989, Mr. Amanovich founded Pacific, a consulting service engaged in forestry mapping and surveys, where he developed computer simulation models for forest visualization modeling and was involved in forest engineering, geotechnical engineering, digital mapping and software development of technology in March of 1998. Mr. Amanovich holds a Bachelor of Science from the University of British Columbia.

Sandra E. Buschau has served as the Secretary of the Registrant since March 10, 1999. Ms. Buschau has been a Director of the Registrant since July 7, 1998. In addition, Ms. Buschau has served in the following capacities of other companies: (a) Secretary and Director of Multivision Communications Corp., the operator of MMDS TV systems in Bolivia (November 1995 to present);

(b) Corporate Secretary of CTF Technologies Inc., a company engaged in the servicing of electronic refueling technology in Brazil (April 1998 to present); (c) Secretary of Plata Minerals Corp., an inactive Vancouver Stock Exchange company with no current business interest (February 1998 to present);
(d) Secretary of Intacta Technologies Inc. (formerly, InfoImaging Technologies Inc.), a software technology company (May 1997 to present); and (e) Secretary of Breckenridge Resources Ltd., a junior exploration company with mining interests in China (September 1992 to present).

Altaf Nazerali has served as a Director of the Registrant since July 7, 1998. Mr. Nazerali also served as President and Chief Executive Officer from July 7, 1998 through February 23, 1999. In addition, Mr. Nazerali has served in the following capacities of other companies: (a) Chief Executive Officer (November 1995 to present), President and Director (each October 1995 to present) of Multivision Communications Corp., the operator of MMDS TV systems in Bolivia (b) Director of CTF Technologies Inc., a company engaged in the servicing of electronic refueling technology in Brazil (April 1998 to present); (c) President and Director of Intacta Technologies Inc. (formerly, InfoImaging Technologies Inc.), a software technology company (October 1997 to present); and (d) Chief Executive Officer and President of Canbras Communications Corp., an operator of pay television and telephone systems in Brazil (November 1994 to October 1995).

Rory Godinho has been a Director of the Registrant since July 7, 1998. Mr. Godinho is a Principal with the law firm of Godinho Sinclair (since its formation in 1991). Mr. Godinho restricts his practice to the areas of securities and corporate commercial law. In addition, he serves in the following capacities of other companies: (a) Secretary of Harambee Mining Corp., an inactive Vancouver Stock Exchange junior exploration company with exploration projects in Africa (August 1996 to present); (b) Secretary of Intertech Minerals Corp., a junior diamond exploration company with property in Northwest Territories Canada (January 1999 to present); and President and Director of dot.com Technologies Inc., an inactive Vancouver Stock Exchange company with no current business (July 1999 to present). Mr. Godinho holds an LL.B. from the University of British Columbia.

Frederick Clarke has been a Director of the Registrant since February 12, 1998. In addition, over the past five years, Mr. Clarke has divided his time serving in the following positions of the following companies: (a) founder and Chairman of the Board of The Clarke Group Companies, a diversified forestry conglomerate based in Mission, British Columbia; (b) advisor/consultant to Green River Log Sales (1996) Ltd.; (c) chairman of the board of Re-Con Building Products Inc., provider of building materials; and
(d) officer and Director of Pacific Cascade Consultants Ltd.

Board of Directors

Each member of the Board of Directors is elected annually and holds office until the next annual meeting of shareholders or until his successor has been elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Registrant. Officers serve at the discretion of the Board and are appointed annually. The Board currently has one committee, the Audit Committee and an Advisory Board.
None of the Registrant's directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Registrant. No director or executive officer of the Registrant has any family relationship with any other officer or director of the Registrant.

Audit Committee

The Audit Committee recommends independent accountants to the Registrant to audit the Registrant's financial statements, discusses the scope and results of the audit with the independent accountants, reviews the Registrant's interim and year-end operating results with the Registrant's executive officers and the Registrant's independent accountants, considers the adequacy of the internal accounting controls, considers the audit procedures of the Registrant and reviews the non-audit services to be performed by the independent accountants. The members of the Audit Committee are Ross Wilmot, Altaf Nazerali and Rory Godinho.

Advisory Board

The following table sets forth the members of the Registrant's Advisory Board as of July 26, 1999:

Name
-------------

Oliver Revell
Reid Morden
Wade Nesmith
Robert Gordon

The Advisory Board's main purpose is to participate in defining the business strategy of the Registrant and to aid in implementing that strategy by acting as a liaison to persons and organizations in the law enforcement and security industries.

Oliver Revell has served as a member of the Advisory Board to the Registrant since March 25, 1999. Mr. Revell served for over 30 years in the U.S. Federal Bureau of Investigation ("FBI"). Mr. Revell served in various positions with the FBI, eventually becoming Associate Deputy Director of the FBI, the second highest career position within the FBI. Throughout his FBI career, he served on numerous presidential and vice-presidential task forces and was appointed as Vice-Chairman of the Interagency Group for Counter-Intelligence and the Terrorist Crisis Management Committee of the National Security Council. Mr. Revell is a Life Member of the International Association of Chiefs of Police and was the founding Chairman of its Committee on Terrorism.

Reid Morden has served as a member of the Advisory Board of the Registrant since April 12, 1999. Mr. Morden is currently a Partner of Sussex Circle Toronto. He is also a member of the Advisory Board, York University International MBA Program, a member of the Canadian Committee of the Council for Security and Cooperation in Asia Pacific and a member of the International Advisory Board of the (Washington, D.C.-based) Institute for the Study of Terrorism and Violence. Mr. Morden served as the President and Chief Executive Officer of Atomic Energy of Canada from 1994 through 1998. From 1991 to 1994 he served as Deputy Minister, Department of Foreign Affairs and International Trade. From 1987 to 1991 he directed the Canadian Security Intelligence Service.

Wade Nesmith has served as a member of the Advisory Board to the Registrant since March 11, 1999. Mr. Nesmith has practiced law since 1979 mainly in the securities and regulatory environment. He served as the Superintendent of Brokers for the Province of British Columbia from 1989 to 1992.

Robert Gordon is currently the senior vice president of Oracle Corporation responsible for Oracle's operations in the Netherlands, Belgium, the Middle East and Africa. Previously, Mr. Gordon was President and CEO of Oracle Canada. Prior to joining Oracle in 1991, Mr. Gordon held senior management positions at IBM, Northern Telecom and Bell Atlantic. Mr. Gordon is a past chair of the Information Technology Association of Canada (ITAC).

ITEM 6    EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth compensation information for the fiscal year of the Registrant ended December 31, 1998:

Summary Compensation Table

                                                                    All Other
Name and            Fiscal                             Long-Term   Compensation
Principal           Year          Compensation         Compensation
                             --------------------------------------------------
Position                     Salary   Bonus   Other     Securities
                              ($)      ($)    Annual       Under
                                            Compensation  Options
                                               ($)          ($)
-------------------------------------------------------------------------------
Iain Drummond 1998(1)        41,600    N/A     N/A          N/A        N/A
President and
Chief Executive
Officer

(1) Compensation paid to Mr. Drummond from his commencement of employment on September 1, 1998 through December 31, 1998.

Employment Agreements

Pursuant to an agreement dated February 23, 1999, the Registrant retained Iain Drummond to act as President and Chief Executive Officer effective September 1, 1998 (the "Employment Agreement"). Pursuant to the Employment Agreement, Mr. Drummond's current annual salary is $140,000. If the Registrant achieves its annual sales targets during Mr. Drummond's first year of employment, Mr. Drummond will receive a bonus of $75,000. If the Registrant exceeds sales targets during Mr. Drummond's first year of employment, Mr. Drummond's bonus could equal up to 100% of his salary, as determined in the discretion of the Board of Directors. For all years after Mr. Drummond's first year of employment, Mr. Drummond will receive a bonus of 50% of his base salary for that year, if the Registrant achieves its annual sales targets during that year. Any bonus paid to Mr. Drummond must be paid in cash within 90 days of fiscal year end. In addition, under the terms of the Employment Agreement and the Share Purchase Agreement, the Registrant issued a warrant to purchase 400,000 shares at an exercise price of $1.25 to Mr. Drummond (the "Drummond Warrant"). The Drummond Warrant is exercisable in accordance with the following vesting schedule:

     (a) 133,333 Shares may be acquired after February 23, 2000;
     (b) 133,333 Shares may be acquired after February 23, 2001;
     (c) 133,334 Shares may be acquired after February 23, 2002.

Once vesting has occurred with respect to a portion of the shares, Mr. Drummond has two years from the date of vesting with respect to that portion of the vested shares only to purchase the Common Shares. In addition, the Drummond Warrant is exercisable only if on the date of such exercise, Mr. Drummond is a director, officer or employee of the Registrant.
There were no stock options granted to the named executive officer during the fiscal year ended December 31, 1998.

Compensation of Directors

During the most recently completed financial year ended December 31, 1998, there was no compensation paid by the Registrant to the directors for their services as directors except as otherwise disclosed herein. There are no standard arrangements for any such compensation to be paid other than reimbursement for expenses incurred in connection with their services as directors.

ITEM 7    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 23, 1999, the Registrant acquired one hundred percent of the shares in the capital of Imagis pursuant to a Share Purchase Agreement among the Registrant, Imagis and the shareholders of Imagis dated December 14, 1998. Certain officers and directors and persons related to them were involved in the transaction. See "ITEM 1- DESCRIPTION OF BUSINESS - Acquisition of Imagis".

The promoters of the Registrant were Altaf Nazerali, Rory Godhino, Sandra Buschau and Ross Wilmot. The promoters of Imagis (prior to the acquisition by the Registrant of February 23, 1999) were Pacific Cascade Consulting,

Frederick Clarke and Andrew Amanovich, 385078 B.C. Ltd., a British Columbia company controlled by Penny Walker, and Sonora Logging, controlled by Pamella Markie Clarke.

Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Registrant that has materially affected the Registrant, or any proposed transaction that would materially affect the Registrant, except for an interest arising from the ownership of shares of the Registrant where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Registrant.

ITEM 8    DESCRIPTION OF SECURITIES

The Registrant's authorized capital consists of 100,000,000 shares of common stock, no par value. At May 5, 1999, there were 8,958,214 Shares issued and outstanding and an additional 2,809,000 Shares have been reserved for issuance pursuant to outstanding options and warrants to purchase Shares and warrants. All Shares are of the same class and have the same rights, preferences and limitations. The holders of the Shares are entitled to dividends in cash, property or shares as and when declared by the Board of Directors out of funds legally available therefor, to one vote per Share at meetings of security holders of the Registrant and, upon liquidation, to receive such assets of the Registrant as are distributable to the holders of the Shares. Upon any liquidation, dissolution or winding up of the business of the Registrant, if any, after payment or provision for payment of all debts, obligations or liabilities of the Registrant shall be distributed to the holders of Shares. There are no pre-emptive rights or conversion rights attached to the Shares. There are also no redemption or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to modification, amendment or variation of any such rights or provisions attached to the Shares of the Registrant.

There are no restrictions on the purchase or redemption of Shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

Escrow Agreement

Eight hundred thousand (800,000) Shares of the Registrant (the "Escrow Shares") are held under an escrow agreement (the "Escrow Agreement") dated July 3, 1998. The Escrow Agreement is in the form required by Listing Policy 30 ("Policy 30") of the Vancouver Stock Exchange (the "VSE") and provides that the Escrow Shares must remain in escrow until the regulatory authority having jurisdiction permits them to be released from escrow or requires them to be cancelled. Policy 30 provides that one third of these Escrow shares will be released on each of the first, second and third anniversaries of the closing date of the acquisition of Imagis, on February 23, 1999.
The Escrow Shares are restricted and any dealings with them are subject to the direction or determination of the VSE (the "Exchange") while the Shares of the Registrant are listed for trading on the VSE, or if they are not so listed, the executive director (the "Executive Director") appointed under the Securities Act (British Columbia). The escrow restrictions prohibit all trading or dealing in any manner with, or release of, the Escrow Shares without consent of the Executive Director, as the case may be, and further prohibit the recording of trading or any transfer of the Escrow Shares prior to release from escrow without such consent. The Escrow Shares may be released from escrow, on a pro rata basis, in accordance with the Policy 30 and the Escrow Agreement.

A holder of Escrow Shares has the right to vote such shares, except on a resolution to cancel such shares, but has waived the right to receive dividends and to participate in the assets and property of the Registrant on a winding-up or dissolution of the Registrant. A holder of Escrow Shares who ceases to be a principal, as that term is defined in the Policy, dies or becomes bankrupt, is entitled to retain any Escrow Shares then held by him.

Shareholders Agreement

The Registrant, each of Sandra E. Buschau, Altaf Nazerali, Shafiq Nazerali-Walji, Rory Godinho and Ross Wilmot (the "Original Shareholders") and each of Pacific, Sonora and B.C. Ltd. (the "Former Imagis Shareholders") entered into a Shareholders Agreement dated February 23, 1999. Shares held by the Former Imagis Shareholders cease to be subject to the terms of the Shareholders Agreement as such shares are released from escrow under the

Escrow Agreement. The shareholders' agreement governs the respective rights and obligations with respect to their ownership of the Registrant's shares. The material terms of the shareholders' agreement are as follows:

1) Each of the parties has agreed that until the third annual general meeting following the completion of the Qualifying Transaction (the "Closing Date"), the board of the Registrant will be comprised of three nominees of the Original Shareholders and two nominees of the Imagis Shareholders, one of whom will be an independent director (i.e. a director of the Registrant who is not an officer or employee of the Registrant or Imagis) (the "Independent Director"). The quorum for meetings of the board of the Registrant will be determined in accordance with the Registrant's Articles, being a simple majority of the directors then in office, provided that there will be no quorum for a meeting of directors unless one nominee of the Original Shareholders and one nominee of the Imagis Shareholders are present at such meeting. In addition to its audit committee, the shareholders' agreement provides that the Registrant's board will establish separate executive and compensation committees, and a nominee of the Original Shareholders to the Board will be a member of each of the audit, compensation and executive committee.

2) The Original Shareholders and the Imagis Shareholders agreed to remain the registered and beneficial owner of the respective shares held by them as of the date of the shareholders' agreement and not sell, transfer, mortgage or otherwise dispose of or offer to sell, directly or indirectly, their shares except as follows:

(i) up to one-third of the shares held by a shareholder may be sold at any time after the first anniversary of the Closing Date,

(ii) up to an additional third of the shares held may be sold at any time after the second anniversary of the Closing Date;

(iii) up to an additional third of the shares held may be sold after the third anniversary of the Closing Date.

On the third anniversary of the Closing Date, the parties to the shareholders' agreement are free to dispose of any and all of their remaining shares in the Registrant.

PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Registrant's Shares have traded on the VSE in Canada since September 29, 1998 under the symbol CAP. On February 1999, in conjunction with the completion of the Imagis Acquisition, the Registrant changed its name to Imagis Technologies Inc. and its trading symbol was concurrently changed to NAB. The Registrant's Shares do not trade on a U.S. market. The following is a summary of trading, on a calendar quarter basis, in the Shares on the VSE during 1998 and 1999 (stated in Canadian dollars):

The Vancouver Stock Exchange (1)(2)

1998           High (Cdn$)              Low (Cdn$)               Volume
4th Quarter(1) $0.90                    $0.50                    2,696,100

1999           High (Cdn$)              Low (Cdn$)               Volume
1st Quarter    $1.45                    $0.65                      219,800

(1) Source of trading information:  Vancouver Stock Exchange website
(www.vse.com)

(2) Trading commenced on the VSE on September 29, 1998.

The price for the Registrant's Shares on the VSE on May 17, 1999, was Cdn.$0.98 (High) and Cdn.$0.93 (Low), and the close price was Cdn.$0.95. (Source: VSE website)
Other than described above, the Registrant's Shares are not and have not been listed or quoted on any other exchange or quotation system.

Shareholders

As of May 11, 1999, the Registrant had approximately 300 shareholders of record (including nominees and brokers holding street accounts) of the Registrant's Shares.

Dividends

The Registrant has never paid dividends on its Shares. The Registrant currently intends to retain earnings for use in its business and does not anticipate paying any dividends in the foreseeable future.

Exchange Controls and Other Limitations Affecting Holders of Common Shares

Canada has no system of exchange controls. There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.

Other Limitations on the Rights of Nonresident or Foreign Shareholders

Investment Canada Act

Other than as provided in the Investment Canada Act (Canada) (the "Investment Act"), there are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends to nonresident holders of the Registrant's securities. However, any such remittances of dividends paid to United States residents are subject to withholding tax at a rate equal to a maximum of 15% of the amount paid. See "Item 7 - Taxation."

The following discussion summarizes the material features of the Investment Act, in its present form, for a nonresident of Canada who proposes to acquire Shares of the Registrant.

The Investment Act regulates the acquisition of control of a Canadian business by a "non-Canadian" as defined under the Investment Act. With respect to the Registrant, an acquisition of control is considered to be the acquisition of the majority of its Shares. However, if a non-Canadian acquires more than one-third of the voting shares of the Registrant, but less than a majority, there is a presumed acquisition of control unless it can be established that the Registrant is not controlled in fact by the acquirer. All acquisitions of control of a Canadian business are notifiable (which requires that a notification form be submitted to Investment Canada within thirty days after the implementation of the investment) unless the investment is reviewable. If the investment is reviewable, the Investment may not be implemented until the Minister responsible for the Investment Act is, or has been deemed to be, satisfied that the investment is likely to be of net benefit to Canada.

Where either the acquirer or, or the Registrant is presently controlled by, a WTO investor (as that term is defined in the Investment Act), a direct acquisition of control of the Registrant will only be reviewable if the value of the Registrant's assets, as shown on its audited financial statements for the most recently completed fiscal year, is equal to or greater than $184 million. This amount varies each year based on the rate of growth in Canadian gross domestic product. Other direct acquisitions of control are reviewable if the value of the assets of the Registrant, as calculated above, is equal to or greater than Cdn $5 million. The Cdn $5 million threshold for review also applies with respect to the acquisition of control of any Canadian business that provides any financial services or transportation services, is a cultural business, or is engaged in the production of uranium and owns an interest in or producing uranium property in Canada.

Indirect acquisitions of control (acquisitions of control of an entity which in turn controls the Registrant) are not reviewable under the Investment Act if the acquirer is a WTO investor or if the Registrant is controlled by a WTO investor. Otherwise, an indirect acquisition will be reviewable if the value of the Registrant's assets is $50 million or more, or if the value of the Registrant's assets acquired in the total transaction are in Canada or the acquisition is not effected through the acquisition of control of a foreign corporation.

Certain types of transactions are exemption from application of the Investment Act including acquisitions of control of the Registrant:

a) by the acquisition of voting shares or the voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities;

b) in connection with the realization of security granted for a loan or other financial assistance and for any purpose related to the Investment Act;

c) for facilitating its financing and not for any purpose related to the Investment Act on the condition that the acquirer divest control within two years after control was acquired; and

d) by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate or indirect control in fact of the Registrant through the ownership of voting interests remains unchanged.

There are currently no limitations on the right of foreign or non-resident owners of Common Shares to hold or vote such securities imposed by Canadian law or the Registrant's charter or other constituent documents.

Enforcement Of Civil Liabilities

The Registrant is a corporation incorporated under the laws of British Columbia, Canada. Certain of the directors and the Registrant's professional advisors are residents of Canada or otherwise reside outside of the U.S. All or a substantial portion of the assets of such persons are or may be located outside of the U.S. It may be difficult to effect service of process within the United States upon the Registrant or upon such directors or professional advisors or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liability of the Registrant or such persons under U.S. federal securities laws. The Registrant has been advised that there is doubt as to whether Canadian courts would (I) enforce judgments of U.S. courts obtained against the Registrant or such directors or professional advisors predicated solely upon the civil liabilities provisions of U.S. federal securities laws, or (ii) impose liabilities in original actions against the Registrant or such directors and professional advisors predicated solely upon such U.S. laws. However, a judgment against the Registrant predicated solely upon civil liabilities provisions of such U.S. federal securities laws may be enforceable in Canada if the U.S. court in which such judgment was obtained has a basis for jurisdiction in that matter that would be recognized by a Canadian court.

Income Tax Considerations

Canadian Federal Income Tax Considerations
The following summarizes the principal Canadian federal income tax considerations applicable to the investment in and disposition of Shares in the capital of the Registrant by a holder of the Registrant's Shares who is resident in the United States of America and not in Canada, and who holds Shares solely as capital property (a "U.S. Holder"). This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder, all amendments thereto publicly proposed by the government of Canada to the date hereof, the published administrative practices of Canada Customs and Revenue Agency, and on the current provisions of the Canada-United States Income Tax Convention, 1980, as amended (the "Treaty"). Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign (including, without limitation, any U.S.) tax law or treaty. It has been assumed that all currently proposed amendments will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects.

Each U.S. Holder is advised to obtain tax and legal advice applicable to the U.S. Holder's particular circumstances, as tax consequences will in all likelihood differ from one holder to the next.

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's Shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder who is a resident of the United States for the purposes of the Treaty. Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of the Registrant and beneficially owns the dividend, the rate of withholding tax is 5%. The Registrant is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U.S. Holder.

Pursuant to the Tax Treaty, a U.S. Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a Shares, including a deemed disposition on death, provided that the U.S. Holder did not hold the Share as capital property used in carrying on a business in Canada.

United States Federal Income Taxation

The following discussion summarizes certain U.S. federal income tax consequences relevant to an investment in and disposition of the Shares and the Warrants by individuals and corporations who, for income tax purposes, are resident in the U.S. and not in Canada, hold Shares and Warrants as capital assets, do not use or hold the Shares or Warrants in carrying on a business through a permanent establishment or in connection with a fixed base in Canada and, in the case of individual investors, are also U.S. citizens (collectively, "U.S. Holders"). The tax consequences of an investment in the Shares and the Warrants by investors who are not U.S. Holders may be expected to differ substantially from the tax consequences discussed herein. The discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, published Internal Revenue Service (the "IRS") rulings, the Canada - United States Tax Convention (1980), as amended (the "Convention"), the administrative practices and procedures published by the IRS, and judicial decisions, all of which are subject to change, possibly on a retroactive basis. The discussion does not take into account any state, local, estate or foreign tax consequences (See "Taxation - Canadian Tax Consequences" above).

This discussion does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as, but not limited to, tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons subject to the alternative minimum tax, persons who hold Shares as part of a straddle, hedging or conversion transaction, foreign corporations whose ownership of Shares or Warrants of the Registrant is not effectively connected with the conduct of a trade or business in the U.S., or holders who acquired their Shares or Warrants through the exercise of employee stock options or otherwise as compensation for services. Holders and prospective holders of Shares and Warrants should consult their own tax advisors as to the various tax consequences applicable to such holders or prospective holders, as tax consequences will in all likelihood differ from one holder to the next.

Distributions on Shares of the Registrant

U.S. Holders generally will treat the gross amount of distributions paid by the Registrant (including constructive distributions), without reduction for any Canadian withholding tax, as dividend income for U.S. federal income tax purposes to the extent of the Registrant's current and accumulated earnings and profits. To the extent that a distribution to a U.S. Holder exceeds the Registrant's current and accumulated earnings and profits, it will be applied against and will reduce the adjusted basis of the U.S. Holder's Shares. Thereafter, the distribution, to the extent that it exceeds the adjusted basis of the U.S. Holder's Shares, will be treated as gain from the sale or exchange of property.

The amount of Canadian tax withheld from dividends paid (and, in the case of certain U.S. Holders that are corporations, other than Subchapter S corporations, owning 10% or more of the voting power of the Registrant, a portion of the Canadian income tax paid by the Registrant) generally will give rise to a foreign tax credit or deduction for U.S. federal income tax purposes by U.S. Holders. The deduction by U.S. Holders who are individuals is limited to those who itemize deductions. (See more detailed discussion at Foreign Tax Credit below).

Dividends paid on the Shares will not generally be eligible for the "dividends received" deduction. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the U.S. source portion, if any, of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company" as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant.
The availability of this deduction is subject to several complex limitations, the description of which is beyond the scope of this discussion.

Dividends will be taxed to U.S. Holders as ordinary income, with current top marginal U.S. federal income tax rates of 39.6% for individual U.S. Holders and 35% for corporate U.S. Holders.

Disposition of Shares and Warrants of the Registrant

The sale of the Shares or the Warrants generally will result in the recognition of gain or loss to a U.S. Holder in an amount equal to the difference, if any, between the amount realized and the U.S. Holder's adjusted basis in the Shares or the Warrants, as the case may be. In order to determine the adjusted basis of the Shares or the Warrants, the total acquisition price paid by the U.S. Holder must be allocated between the Shares and the Warrants acquired in proportion to their relative fair market values as of the date of purchase.

Gain or loss upon the sale of the Shares or the Warrants will be long-term or short-term capital gain or loss, depending on whether the Shares or Warrants have been held for more than one year. Preferential tax rates (currently 20%) for net long-term capital gains are applicable to U.S. Holders that are individuals. There are currently no preferential tax rates for long-term capital gains for U.S. Holders that are corporations. Short-term capital gains are taxed at ordinary income rates.

Should a Warrant expire without being exercised, a U.S. Holder will have a capital loss equal to its adjusted basis in the expired Warrant. The loss will be a short-term or long-term loss under the rules discussed above.

Capital gains and losses are netted and combined according to special rules in arriving at the net capital gain or loss for a particular tax year. Corporate capital losses (other than capital losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to US$3,000 a year (US$1,500 in the case of a married individual filing separately). Non-corporate taxpayers may carry forward unused net capital losses indefinitely. Unused net capital losses of a corporation (other than a Subchapter S corporation) may be carried back three years and carried forward five years.

Foreign Tax Credit

Canadian income taxes withheld on dividends may be taken as a credit against a U.S. Holder's U.S. federal income tax liability, subject to significant and complex restrictions and limitations which are beyond the scope of the this discussion. In general, foreign taxes are creditable against U.S. federal income taxes payable with respect to the U.S. Holder's foreign source income. In addition, this limitation is calculated separately with respect to specific classes of income. Dividends distributed by the Registrant will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit will depend on the facts and circumstances of each U.S. Holder.

Alternatively, a U.S. Holder may elect to deduct the foreign taxes withheld on dividends. This election is made on an annual basis and applies to all foreign taxes paid by or withheld from the U.S. Holder during the tax year.

Foreign Exchange

To the extent a U.S. Holder purchases or sells Shares or Warrants of the Registrant in Canadian dollars or receives dividends in Canadian dollars, the U.S. Holder, in computing U.S. taxable income, gain or loss, will be required to determine the adjusted basis of Shares or Warrants sold, the amount realized on the sale of Shares or Warrants or the amount of dividends, as the case may be, by translating the Canadian dollars into U.S. dollars at the exchange rate prevailing at the date of purchase, sale, or receipt of dividends.

Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. An individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Exercise of Warrants and Disposition of Shares so Acquired

In general, the exercise of the Warrants should not represent a taxable event for U.S. income tax purposes, to the U.S. Holders. The shares received by U.S. Holders upon the exercise of the Warrants will have an adjusted basis equal to the portion of the original acquisition price ascribed to the Warrants (as discussed above) plus the cash paid upon the exercise of such Warrants. A U.S. Holder's holding period with respect to a Share received upon exercise of a Warrant should include such U.S. Holder's holding period for the Warrant so exercised. The tax consequences of the disposition of shares acquired through exercise of the Warrants generally should be the same as that for the Shares acquired directly. (See discussion regarding Disposition of Shares and Warrants of the Registrant).

Other Considerations

Generally, income earned by a foreign corporation, the stock of which is owned in whole or in part by a U.S. Holder, is not taxed by the U.S. until the foreign corporation distributes those earnings to its U.S. shareholders. The Code does provide exceptions to this general rule for controlled foreign corporations, personal holding companies, passive foreign investment companies and foreign personal holding companies. In addition, gains on the disposition of foreign investment company, controlled foreign corporation, and passive foreign investment company shares can be taxed as ordinary income at rates exceeding the capital gains tax rates. These exceptions are discussed briefly below.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock entitled to vote or the total value of the stock of the Registrant is owned, directly, or constructively, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts, each of whom owns, directly or constructively, 10% or more of the total combined voting power of all classes of stock of the Registrant entitled to vote ("U.S. Shareholders"), the Registrant will be treated as a controlled foreign corporation under Subpart F of the Code (a "CFC"). This classification would have many complex results, including the required inclusion by such U.S. Shareholders in income of their pro rata shares of the "Subpart F income" (as specifically defined by the Code) of the Registrant. Further, if the Registrant is deemed to be a CFC, a U.S. Shareholder may be subject to U.S. income tax on its pro rata share of the increase in the average amounts of U.S. property held by the company as of the close of each quarter of the taxable year, provided there is non-previously taxed earnings and profits to support the inclusion.

In addition, under Section 1248 of the Code, gain from the sale or exchange of Shares by a U.S. Holder who is or was a U.S. Shareholder at any time during the five-year period ending with such sale or exchange would be treated as dividend income to the extent of earnings and profits of the Registrant attributable to the Shares sold or exchanged.

If the Registrant is both a passive foreign investment company (as defined below) and a CFC, the Registrant generally will not be treated as a passive foreign investment company with respect to U.S. Shareholders of the CFC. This rule generally will be effective for taxable years of the U.S. Shareholders beginning after 1997 and for taxable years of the Registrant ending within such taxable years of the U.S. Shareholders.

The Registrant does not believe that it is a CFC and it is not anticipated that the Registrant will become a CFC. However, there can be no assurances that the Registrant will not qualify as a CFC in the future.

Personal Holding Company

A corporation, whether a U.S. corporation or non-U.S. corporation, may be classified as a personal holding company (a "PHC") for U.S. federal income tax purposes if both of the following tests are satisfied: (I) at any time during the last half of the corporation's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value (the "PHC Ownership Test") and (ii) in the case of a non-U.S. corporation, such non-U.S. corporation receives 60% or more of its U.S. related gross income, as specifically adjusted, from certain passive sources such as interest, dividends, rents or certain royalty payments (the "PHC Income Test"). Such a corporation is taxed (currently at a rate of 39.6%) on certain of its undistributed U.S. source income (including certain types of foreign source income which are effectively connected with the conduct of a U.S. trade or business).

Five or fewer individuals may own or be deemed to own more than 50% of the Shares of the Registrant. As a result, the PHC Ownership Test may be satisfied. However, the Registrant does not believe that it currently satisfies the PHC Income Test and intends to manage its affairs so as to avoid becoming a PHC, to the extent consistent with its business goals. However, there can be no assurances that the Registrant will not qualify as a PHC in the future.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes if it satisfies either of the following two tests: (I) 75% or more of its gross income for the taxable year is passive income or (ii) on average for the taxable year (by value or, if the corporation is not publicly traded and either makes an election or is a CFC, by adjusted basis), 50% or more of its assets produce or are held for the production of passive income.

Passive income generally includes income such as dividends, interest, rents, royalties, certain capital gains, and other income not derived in the active conduct of a trade or business. If the Registrant qualifies as a PFIC at any time during the period a U.S. Holder owns Shares of the Registrant, it will always be treated as such in regards to that U.S. Holder, unless specific actions are taken to avoid the rule.

U.S. Holders owning shares of a PFIC are subject to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned. In addition, any gain realized on the disposition of shares of a PFIC are subject to U.S. federal income tax as ordinary income taxed at top marginal rates, rather than as capital gain. Tax at ordinary income rates and interest would also be payable on receipt of an excess distribution (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder's holding period). However, if a U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in its gross income its pro rata share of the PFIC's ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interest in a PFIC through intermediate entities or persons.

Temporary regulations provide that a holder of an option to acquire stock of a PFIC may not make a QEF election that will apply to the option or to the stock subject to the option. Under proposed regulations, if a U.S. Holder has an option to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option shall include the period that the option was held. The effect of these rules is that (I) under the special taxation rules for PFICs discussed above, excess distributions and gains realized on the disposition of Shares received on exercise of the Warrants will be spread over the entire holding period for the Warrants and the Shares and (ii) if a U.S. Holder makes a QEF election upon exercise of the Warrants and receipt of the Shares, that election generally will not be a timely QEF election and thus the special taxation rules with respect to PFICs discussed above will continue to apply. However, although the matter is not free from doubt, it appears that if the QEF election is made with respect to Shares received upon exercise of a Warrant for the same tax year the Warrant was granted and the first year that the Registrant was a PFIC during a U.S. Holder's holding period, then the QEF election may be treated as a timely QEF election. It is possible that the Warrant would have to be exercised on the day it was received in order for the QEF election with respect to such Shares to be treated as timely. In addition, under the proposed regulations, a disposition, other than by exercise, of the Warrants will be subject to the special taxation rules for PFICs discussed above. U.S. Holders of Warrants should consult with their own tax advisor regarding the application of the PFIC rules.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of a PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the Shares of the Registrant as of the close of such tax year over such

U.S. Holder's adjusted basis in such Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (I) the excess, if any, of such U.S. Holder's adjusted basis in the Shares over the fair market value of such Shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Shares in the Registrant included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for the Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder who has not made a timely QEF election during the year in which he holds (or is deemed to have held) Shares in the Registrant and the Registrant is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for Shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the Shares of the Registrant will be increased or decreased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Registrant's Shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed above) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate organizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Corporation are transferred.

The implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated (or have been promulgated only in proposed form) and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders should consult with their own tax advisors with respect to how the PFIC rules affect their individual tax situation, including the advisability of making a QEF election or mark to market election with respect to Shares of the Registrant and the impact of the PFIC rules on holding, exercising, and disposing of the Warrants.

The Registrant believes that it may have qualified as a PFIC for its taxable year ended December 31, 1998. The Registrant does not believe that it will satisfy either of the tests for PFIC status for its taxable year ending December 31, 1999 and intends to manage its affairs so as to avoid meeting either test in future years, to the extent it is consistent with its business goals. However, there can be no assurances that the Registrant will not qualify as a PFIC in the future. Also, there can be no assurances that the Registrant's determination regarding its PFIC status will not be challenged by the IRS, or that it will be able to provide information necessary for its U.S. Holders to comply with the income inclusion required by the QEF election.

Foreign Personal Holding Company

A non-U.S. corporation may be classified as a foreign personal holding company (a "FPHC") for U.S. federal income tax purposes if both of the following tests are satisfied: (I) at any time during the corporation's taxable year, five or fewer individuals who are U.S. citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value (the "FPHC Ownership Test") and (ii) the corporation receives at least 60% (50% in subsequent years) of its gross income (regardless of source), as specifically adjusted, from certain passive sources (the "FPHC Income Test").

The Registrant does not believe that it satisfies either the FPHC Ownership Test or the FPHC Income Test. However, there can be no assurances that the Registrant will not qualify as a FPHC in the future. If the Registrant were to be classified as an FPHC, a portion of its "undistributed foreign personal holding company income" (as defined for U.S. federal income tax purposes) would be allocated to all of its shareholders who are U.S. Holders of Shares on the last day of the Registrant's taxable year, or, if earlier, the last day on which it is classified as an FPHC. Such income would be includable in the U.S. Holder's gross income as dividends for U.S. federal income tax purposes. U.S. Holders who dispose of their Shares prior to such date would not be subject to tax under these rules.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities or any interest therein, it is possible that the Registrant may be treated as a foreign investment company ("FIC") as defined in Section 1246 of the Code.

The Registrant does not believe that it satisfies the tests for foreign investment company status. If the Registrant were to be a foreign investment company, all or part of any gain realized by a U.S. Holder selling or exchanging Shares of the Registrant will be treated as ordinary income rather than as capital gain income. However, there can be no assurances that the Registrant will not qualify as a FIC in the future.

ITEM 2    LEGAL PROCEEDINGS

The Registrant is not a party to, and none of the Registrant's property is subject to, any pending or threatened legal proceeding.

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

At the request of the Registrant, Elliott Tulk Price Anderson ("Elliott Tulk"), resigned as auditors for the Registrant on December 10, 1998. The Registrant requested the resignation of Elliott Tulk, as it desired to retain the services of KPMG LLP, Chartered Accountants. The Registrant retained KPMG LLP, Chartered Accountants on December 11, 1998 to provide auditing services. There were no reportable disagreements with Elliott Turk prior to their resignation.

ITEM 4    RECENT SALES OF UNREGISTERED SECURITIES


On July 7, 1998, the Registrant issued for cash 800,000 Shares to Sandra E. Buschau, Altaf Nazerali, Rory Godinho, Shafiq Nazerali-Walji and Ross Wilmot (the "Investors") at a price of $0.15 per Share. These Shares were issued in connection with the initial seed capital investment by the Investors in the Registrant. The aggregate offering price was $120,000.

On September 29, 1998, the Registrant issued for cash 1,500,000 Shares at a price of $0.30 per Share. The aggregate offering price was $450,000. The purchasers were residents of British Columbia, Canada, through an initial public offering in British Columbia. Goepel McDermid Inc. acted as agent in connection with the transaction.

On January 13, 1999, the Registrant issued for cash 150,000 Shares at a price of $0.30 per Share to Goepel McDermid Inc. The aggregate offering price was $45,000.

On February 23, 1999, pursuant to the terms of a Share Purchase Agreement dated December 14, 1998, the Registrant issued 2,500,000 Shares to Pacific, Sonora and B.C. Ltd. at a price of $0.48 per Share in exchange for common shares of Imagis. See "ITEM 1 - Description of Business". The aggregate offering price was $1,200,000. In addition, the Registrant issued 100,000 Shares to Canaccord Capital Corporation ("Canaccord") at a price of $0.48 (aggregate offering price of $48,000) in exchange for finders' services provided by Canaccord in connection with the acquisition of Imagis shares by the Registrant. The Registrant also issued 72,500 Shares at a price of $0.55 per Share (aggregate offering price of $39,875) to Valor Invest Limited as partial consideration for a loan provided by Valor Invest Limited. On March 19, 1999, pursuant to the terms of the Share Purchase Agreement, the Registrant issued the following Shares:

(a) 535,714 Shares at a price of $0.56 per Share (aggregate offering price of $300,000), 267,857 Shares to Pacific to pay down the Registrant's obligations to Pacific under the terms of the Share Purchase Agreement and 267,857 Shares to FCIC, a creditor of the Registrant, to pay down a bridge financing loan to Imagis; and

(b) 900,000 Shares at a price of $0.48 per Share (aggregate offering price of $432,000) to FCIC, as compensation for certain services performed by FCIC on behalf of the Former Imagis Shareholders.

In addition to the Shares issued by the Registrant in connection with the Share Purchase Agreement, the Registrant issued a warrant (the "Drummond Warrant") to purchase 400,000 Shares at an exercise price of $1.25 per share to Iain Drummond. The Registrant issued the Drummond Warrant in consideration of Mr. Drummond having renounced his right to acquire up to a 6% equity interest in Imagis. Additionally, the Registrant issued a warrant (the "Armitage Warrant") to purchase 24,000 Shares at an exercise price of $1.25 per Share to Armitage Associates Ltd. ("Armitage"). The Registrant issued the Armitage Warrant in consideration of Armitage having located and negotiated an employment agreement between Imagis and Mr. Drummond.


On May 4th, 1999, the Registrant issued 2,400,000 Units, each Unit comprised of one Share and one transferable Warrant, for an aggregate gross proceeds of $2,952,000. Goepel McDermid Inc. and Canaccord Capital Corporation acted as agents in connection with this offering. The agents received a commission in the amount of 7.5% of the price of each Unit sold in the offering for an aggregate commission of $221,400. In addition, the Registrant issued Warrants entitling the agents to purchase at any time, for a period of six months from the offering, up to 360,000 Shares at the offering price.

In connection with each of the above issuances of securities, the Registrant relied on the exclusion from registration provided by Rule 903(b)(1) of Regulation S under the Securities Act of 1933, as amended. In each case, the securities were issued by the Registrant, a "foreign issuer," as defined by Regulation S, to persons outside the United States.

ITEM 5    INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Registrant does not provide for indemnification of any kind for officers and directors.

PART III

The following financial statements and related schedules are included in this
Item:

1. Financial Statements of Imagis Technologies Inc. (formerly Colloquium Capital Corp.)

     Auditors' Report.

     Balance Sheet as at December 31, 1998.

     Statement of Operations and Deficit for the period from incorporation on March 23, 1998 to December 31, 1998.

     Statement of Cash Flows for the period from incorporation on March 23, 1998 to December 31, 1998.

     Notes to Financial Statements.

2.   Financial Statements of Imagis Cascade Technologies Inc.

     Auditors' Report.

     Balance Sheet as of December 31, 1998.

     Combined Statements of Operations and Deficit for the year ended December 31, 1998, (unaudited) four months ended December 31, 1997 and the year ended August 31, 1997.

     Combined Statements of Cash Flow for the year ended December 31, 1998, (unaudited) four months ended December 31, 1997 and the year ended August 31, 1997.

     Notes to Financial Statements.

3. Unaudited Pro Forma Combined Financial Statements for the six months ended June 30, 1999 and the year ended December 31, 1999 of Imagis Technologies Inc. (formerly Colloquium Capital Corp.).

     Unaudited Pro Forma Combined Statements of Operations.

     Notes to Unaudited Pro Forma Combined Financial Statements.

Financial Statements of

IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)

For the period from incorporation on March 23, 1998
to December 31, 1998

AUDITORS' REPORT

To the Board of Directors
Imagis Technologies Inc.
(formerly Colloquium Capital Corp.)

We have audited the balance sheet of Imagis Technologies Inc. (formerly Colloquium Capital Corp.) as at December 31, 1998 and the statements of operations and deficit and cash flows for the period from incorporation on March 23, 1998 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and its cash flows for the period from incorporation on March 23, 1998 to December 31, 1998 in accordance with generally accepted accounting principles in Canada.


signed "KPMG LLP"

Chartered Accountants

Vancouver, Canada

January 27, 1999, except as to
notes 8(b) and (c) which are as
of February 25, 1999 and note 8(d)
which is as of March 19, 1999

IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)

Balance Sheet
(expressed in Canadian dollars)

December 31, 1998


Assets

Current assets:
  Cash                                       $    206,027
  Accounts receivable                               6,957
                                             -------------
                                                  212,984

Advances receivable (notes 1 and 3)               220,000

Deferred acquisition costs                         86,800
                                             -------------

                                             $    519,784
                                             =============
Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities   $     60,875

Shareholders' equity:
  Share capital (note 4)                          508,425
  Deficit                                         (49,516)
                                             -------------
                                                  458,909

Operations (note 1)
Subsequent events (note 8)
                                             -------------

                                             $    519,784
                                             =============

See accompanying notes to financial statements.

IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)

Statement of Operations and Deficit
(expressed in Canadian dollars)

For the period from incorporation on March 23, 1998 to December 31, 1998


Revenue:
  Interest income                                 $      3,988

Expenses:
  Bank charges and interest                                250
  Agent's fees                                           7,000
  Office                                                16,836
  Professional fees                                     15,658
  Foreign exchange recovery                             (2,295)
  Shareholder relations                                  3,952
  Transfer agent and regulatory fees                     8,063
  Travel and promotion                                   4,040
                                                 -------------
                                                        53,504
                                                 -------------
Net loss, being deficit, end of period           $      49,516
                                                 =============

Loss per share                                   $        0.05
                                                 =============

Weighted average number of common shares outstanding   925,000
                                                 =============

See accompanying notes to financial statements.

IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)

Statement of Cash Flows
(expressed in Canadian dollars)

For the period from incorporation on March 23, 1998 to December 31, 1998


Cash provided by (used in):

Operating activities:
  Net loss                                        $    (49,516)
  Changes in non-cash operating working capital:
    Accounts receivable                                 (6,957)
    Accounts payable and accrued liabilities            60,875
                                                 -------------
                                                         4,402

Investing activities:
  Advances to Imagis Cascade Technologies Inc.        (220,000)
  Deferred acquisition costs                           (86,800)
                                                 -------------
                                                      (306,800)

Financing activities:
  Shares issued for cash                               508,425
  Deferred finance costs                                     -
                                                 -------------
                                                       508,425
                                                 -------------

Increase in cash, being cash, end of period       $    206,027
                                                 =============
Supplementary information:
  Interest paid                                   $        250
  Income taxes paid                                          -
                                                 =============

See accompanying notes to financial statements.

IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)

Notes to Financial Statements
(expressed in Canadian dollars)

For the period from incorporation on March 23, 1998 to December 31, 1998

1.   Operations:

Imagis Technologies Inc. (formerly Colloquium Capital Corp.) ("the Company") was incorporated under the Company Act (British Columbia) on March 23, 1998. The common shares of the Company were listed on The Vancouver Stock Exchange ("VSE") on September 9, 1998.

The Company is a venture capital pool corporation ("VCP") as defined by the policies of the VSE. Under the terms of the VSE policies, the Company has 18 months from the date of VSE listing to complete a Qualifying Transaction, failing which the Company's common shares may be suspended or delisted.

On October 6, 1998 the Company, Imagis Cascade Technologies Inc. ("Imagis"), a private Canadian company which develops and markets law enforcement software products, and the Imagis shareholders entered into a Confidentiality and Standstill Agreement pursuant to which the Company was able to complete due diligence respecting the business and affairs of Imagis. On October 16, 1998, the Company gave notice to the Imagis shareholders of its intention to acquire all of the issued and outstanding shares of Imagis. The notice of intent was accompanied by a refundable deposit of $100,000 paid to the Imagis shareholders. Subsequently, the Company advanced an additional $120,000 to Imagis.

On October 23, 1998, the Company, Imagis and the Imagis shareholders entered into a Letter of Intent. On December 14, 1998, Imagis, the Company and the Imagis Shareholders entered into a Share Purchase Agreement which supersedes the Letter of Intent.

As set out in the Share Purchase Agreement, consideration for the acquisition of all of the shares of Imagis will be $2,632,000, plus contingent additional consideration of up to $400,000, payable as follows:

     (a)  as to $100,000 by application of the deposit on the closing date;

     (b) as to $1,632,000 by allotment and issue to the Imagis shareholders of 3,400,000 common shares of the Company at a deemed value of $0.48 per share;

     (c)  as to $900,000 by certified cheque on or before April 30, 1999; and

     (d) up to $400,000 payable to a Imagis shareholder if, as and when the warrants comprised in the Offering described below are exercised to raise up to $400,000 net to the Company's treasury.

In consideration for renouncing his right to acquire up to a 6% equity interest in Imagis, the Company will on the Closing Date issue to the president of Imagis, a warrant to purchase 400,000 common shares of the Company at a price of $1.25 per share exercisable for a two year period subsequent to vesting which will occur equally on an annual basis over a three year period. In addition, the Company has agreed to issue a warrant to purchase 24,000 common shares at a price of $1.25 per share for a one year period to an unrelated party for services provided.

IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)

Notes to Financial Statements, page 2
(expressed in Canadian dollars)

For the period from incorporation on March 23, 1998 to December 31, 1998

1.   Operations (continued):

Upon completion of the acquisition of Imagis, the Company will carry on through Imagis, as its wholly-owned subsidiary, the business of marketing state of the art computer applications for digital identification and administrative functions.

To December 31, 1998, the Company has principally been funded by cash received from the issuance of common shares. The recoverability of advances receivable and the Company's ability to continue to operate as a going concern which will allow it to discharge its liabilities in the normal course of business is dependent upon the completion of the transactions described above and the generation of profitable operations in the future.

2.   Significant accounting policies:

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The measurement principles applied in these financial statements do not differ materially from those in generally accepted accounting principles ("GAAP") in the United States, except as disclosed in note 2(b).

     (a)  Deferred acquisition costs:
     Costs incurred to date with respect to the transactions described in note 1 have been deferred and will be accounted for as part of the related transaction upon its completion or charged against income if the transaction does not complete during the period.

     (b)  Loss per share:
     Loss per share is calculated based on the weighted average number of shares outstanding including the 800,000 shares held in escrow (note 4(c)). Under U.S. GAAP such shares would be excluded from the calculation. As a result, loss per share under U.S. GAAP would be as follows:

          Loss per share                                     $ 0.11
          Weighted average number of shares outstanding     443,182
                                                         ==========

     (c)  Measurement uncertainty:
     The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and reasonable assumptions that impact the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during the reporting period. The most significant area where management has applied its judgment to these financial statements is in the assessment of the recoverability of advances receivable (notes 1 and 3). Actual results may differ from these estimates.

IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)

Notes to Financial Statements, page 3
(expressed in Canadian dollars)

For the period from incorporation on March 23, 1998 to December 31, 1998

3.   Advances receivable:

The Company has advanced interim financing of $120,000 to Imagis in addition to the $100,000 deposit referred to in note 1. This interim financing is secured by 200,000 shares of Imagis' pledged to the Company by Pacific Cascade Consultants Ltd., the controlling shareholder of Imagis.

4.   Share capital:

(a)  Authorized:
     100,000,000    common shares without par value

(b)  Issued:

                                                    Number
                                                 of shares        Amount

Issued for cash:
  On private placement                             800,000   $    120,000
  On initial public offering                     1,500,000        450,000
  Share issuance costs                                   -        (61,575)
                                                ----------     ----------
Balance, December 31, 1998                       2,300,000   $    508,425
                                                ==========     ==========

(c)  Escrow shares:
As at December 31, 1998, 800,000 shares of the Company are held in escrow, the release of which is subject to the approval of regulatory authorities.

(d)  Warrants:
As part of the consideration for their services in connection with the initial public offering, the Company issued a warrant to Goepel McDermot Securities Inc. to purchase up to 150,000 common shares at an exercise price of $0.30 each. The warrant expires March 1, 1999. The warrant was exercised subsequent to year end.

(e)  Options:
The Company has issued 230,000 incentive stock options exercisable on or before July 6, 2003 to purchase common shares each at a price of $0.30 each.

5.   Related party transactions:

Office expense includes $16,836 for accounting, rent and administrative expenses charged by a company with directors in common. The Company has entered into an agreement to rent office space from this company on a month-to-month basis for $1,000 per month.

IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)

Notes to Financial Statements, page 4
(expressed in Canadian dollars)

For the period from incorporation on March 23, 1998 to December 31, 1998

6.   Financial instruments:

The fair value of the Company's financial instruments, represented by cash, accounts receivable and accounts payable and accrued liabilities, approximates their carrying value due to their ability to be promptly liquidated or their immediate or short-term to maturity.

7.   Uncertainty due to the Year 2000 Issue:

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

8.   Subsequent events:

(a)  Subsequent issuances:
On January 26, 1999, the Company announced that it has arranged, subject to regulatory approval, a private placement of 535,714 common shares of the Company. The private placement is conditional upon the Company completing the acquisition of all the issued and outstanding common shares of Imagis pursuant to the terms of the Share Purchase Agreement entered into among the Company, Imagis and the shareholders of Imagis dated December 14, 1998.
On January 12, 1999, 150,000 common shares were issued for $0.30 each upon exercise of the warrants described in note 4(d).

(b)  Acquisition of Imagis:
The acquisition of Imagis described in note 1 completed on February 23, 1999. As the former shareholders of Imagis gained voting control of the Company on the acquisition, this business combination was accounted for as a reverse take-over transaction under which Imagis is deemed for accounting purposes to be the acquirer and the Company the acquired entity. Under these accounting principles, the consolidated financial statements present Imagis on a historical basis consolidated with the results of operations of the Company from the date of acquisition. The consideration issued was applied to the assets acquired and liabilities assumed of the Company based on their relative fair values at the date of acquisition.

IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)

Notes to Financial Statements, page 5
(expressed in Canadian dollars)

For the period from incorporation on March 23, 1998 to December 31, 1998

8.   Subsequent events (continued):

(b)  Acquisition of Imagis (continued):
For purposes of these pro forma combined financial statements only this allocation was as follows:

     Cash                                                $    239,522
     Other current assets                                           -
     Current liabilities                                      (33,012)
                                                         ------------
     Working capital acquired                                 206,510
     Acquisition loan                                        (900,000)
                                                         ------------
     Net deficiency recognized as a charge to deficit
       on acquisition in accordance with accounting
       principles for reverse take-overs                $    (693,490)
                                                        =============

The acquisition loan was subsequently paid.

(c)  Name change:
On February 25, 1999, the Company changed its name to Imagis Technologies Inc.

(d)  Public offering:
Pursuant to an agency agreement dated March 19, 1999, the Company has committed to offer for sale 2,400,000 units, each unit comprised of one common share and one share purchase warrant. Two such warrants are exercisable into one additional common share at a price of $1.25 per share for a six month period subsequent to the completion of the offering. The agents have agreed to purchase any unsubscribed units on closing.
For services provided, the agents will receive a commission of 7.5% of the aggregate gross proceeds of the offering. In addition, the Company has agreed to grant to the agents non-transferable warrants to purchase up to 360,000 common shares at a price of $1.25 per share for a six month period subsequent to the completion of the offering.

Financial Statements of

IMAGIS  CASCADE  TECHNOLOGIES  INC.

AUDITORS' REPORT

To the Board of Directors
Imagis Cascade Technologies Inc.

We have audited the balance sheet of Imagis Cascade Technologies Inc. as at December 31, 1998 and the combined statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in Canada.

Significant measurement differences between Canadian and United States accounting principles are explained and quantified in note 9 to the financial statements.

signed "KPMG LLP"
Chartered Accountants
Vancouver, Canada
April 5, 1999

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated April 5, 1999, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

signed "KPMG LLP"
Chartered Accountants
Vancouver, Canada
April 5, 1999

IMAGIS CASCADE TECHNOLOGIES INC.
Balance Sheet
(expressed in Canadian dollars)

December 31, 1998

Assets

Current assets:
  Cash                                            $     38,804
  Accounts receivable                                  126,163
  Inventories                                          111,836
                                                 -------------
                                                       276,803

Computer equipment, net of accumulated depreciation     70,124
                                                 -------------

                                                  $    346,927
                                                 =============
Liabilities and Deficiency in Net Assets

Current liabilities:
  Accounts payable and accrued liabilities        $    644,681
  Due to director                                       10,000
  Notes payable (notes 1 and 3)                        580,000
  Current portion of obligation under capital lease      6,667
                                                 -------------
                                                     1,241,348
Obligation under capital lease (note 4)                  9,445

Payable to Pacific Cascade Consultants Ltd. (note 5)   416,572
                                                 -------------
                                                     1,667,365

Deficiency in net assets:
  Share capital (note 6)                                     1
  Deficit                                           (1,320,439)
                                                 -------------
                                                    (1,320,438)
Operations (note 1)
Uncertainty due to Year 2000 Issue (note 8)
                                                 -------------
                                                  $    346,927
                                                 =============

See accompanying notes to financial statements.

IMAGIS CASCADE TECHNOLOGIES INC.

Combined Statements of Operations and Deficit
(expressed in Canadian dollars)

                                         Year        Four months        Year
                                        ended              ended       ended
                                  December 31,       December 31,  August 31,
                                         1998               1997        1997
                                                      (unaudited) (unaudited)

Revenues                              555,160            269,757   1,812,553

Operating expenses:
  Materials                           158,472            111,015     960,067
  Salaries and benefits               745,332            207,355     874,192
  Administration (schedule)           573,951            162,644     549,735
  Depreciation                         34,252                  -       4,630
  Management fees (note 7(b))         238,100                  -     172,500
  Intercompany finance fees (note 7(c))     -              6,000      24,000
  Write-off of deferred finance fees   125,492                -           -
                                    ----------       ----------   ----------
                                     1,875,599          487,014    2,585,124
                                    ----------       ----------   ----------
Loss for the period                  1,320,439          217,257      772,571

Deficit, beginning of period         2,072,141        1,854,884    1,082,313

Elimination of deficit against share capital
on incorporation of the Company     (2,072,141)               -            -
                                    ----------       ----------   ----------
Deficit, end of period               1,320,439        2,072,141    1,854,884
                                    ==========       ==========   ==========

See accompanying notes to combined financial statements.

IMAGIS CASCADE TECHNOLOGIES INC.

Combined Statements of Cash Flows
(expressed in Canadian dollars)

                                         Year        Four months        Year
                                        ended              ended       ended
                                  December 31,       December 31,  August 31,
                                         1998               1997        1997
                                                      (unaudited) (unaudited)

Operating activities:
  Loss for the period              (1,320,439)          (217,257)   (772,571)
  Items not involving the use of cash:
    Depreciation                       34,252                 -        4,630
    Write-off deferred finance fees   125,492                 -            -

  Changes in non-cash operating working capital:
    Accounts receivable               (65,613)          312,192     (262,183)
    Inventories                       (38,402)          (39,118)     (34,316)
    Prepaid expenses                  139,511           (14,180)    (125,331)
    Accounts payable                  400,010            (7,918)     236,365
                                   ----------        ----------   ----------
  Cash flows from operations         (725,189)           33,719     (953,406)

Investing activities:
  Acquisition of computer equipment   (24,442)           (7,300)     (52,150)
                                   ----------        ----------   ----------
  Cash flows from investing           (24,442)           (7,300)     (52,150)

Financing activities:
  Issue of share capital                    1                 -           -
  Advances from director               10,000                 -           -
  Notes payable                       580,000                 -           -
  Repayments on capital lease          (3,922)                -           -
  Net advances from Pacific Cascade
    Technologies Ltd.                 202,356           (26,419)   1,005,556
                                   ----------        ----------   ----------
  Cash flows from financing           788,435           (26,419)   1,005,556
                                   ----------        ----------   ----------
Increase in cash                       38,804                 -            -
                                   ==========        ==========   ==========

Supplementary information:
  Interest paid                         9,851                 -            -
  Income taxes paid                         -                 -            -
  Non-cash transactions not reported above:
    Acquisition of computer
       equipment by capital lease      20,034                 -            -
                                   ==========        ==========   ==========

See accompanying notes to financial statements.

IMAGIS CASCADE TECHNOLOGIES INC.

Notes to Financial Statements
(expressed in Canadian dollars)

1.   Operations:

Imagis Cascade Technologies Inc. (the "Company") was incorporated on January 9, 1998 under the Company Act (British Columbia) as the successor for the development, manufacture and sale of computer applications for digital identification and image management systems business previously carried on by Pacific Cascade Consultants Ltd. ("Pacific Cascade"). This business was, to the date of commencement of the Company's operations, operated within a division of Pacific Cascade and by two of Pacific Cascade's wholly-owned subsidiaries, Imagis Northwest Solutions Inc. and Imagis Solutions (U.S.) Inc.

(a)  Acquisition of business and basis of presentation:

The acquisition of the predecessor Pacific Cascade business by the Company was a common control related party transaction for accounting purposes as the controlling shareholders of the Company and Pacific Cascade are the same. Accordingly, the assets acquired and liabilities assumed by the Company have been recorded in the accounts of the Company at the net book values reported by Pacific Cascade in a manner consistent with a pooling of interests accounting. No adjustments have been recorded to reflect any underlying value in the business acquired in excess of such net book value. As a result, a net nominal value has been assigned to the share capital issued on the business acquisition.

The net assets transferred by Pacific Cascade to the Company were as follows:

Accounts receivable                               60,550
Inventories                                       73,434
Prepaid expenses                                 139,511
Computer equipment                                59,900
Less accounts payable and accrued liabilities   (244,671)
Less payable to Pacific Cascade                  (88,724)
                                              ----------
                                                       -
                                              ==========

In addition, these financial statements present the operations carried on by the Pacific Cascade business for its most recent fiscal year ended August 31, 1997 and for the four months ended December 31, 1997. The operations carried on by the Pacific Cascade business during the period January 1, 1998 to the incorporation of the Company on January 9, 1998, which were not material, are included in the results of operations and cash flows for the year ended December 31, 1998. These financial statements have been prepared in accordance with the requirements of and solely for the purposes of an initial registration statements filing on Form 10SB by Imagis Technologies Inc. with the Securities and Exchange Commission in the United States and may not be appropriate for other purposes.

IMAGIS CASCADE TECHNOLOGIES INC.

Notes to Financial Statements, page 2
(expressed in Canadian dollars)

1.   Operations (continued):

(b) On October 6, 1998 the Company and its shareholders entered into a Confidentiality and Standstill Agreement with Imagis Technologies Inc. (formerly "Colloquium Capital Corp.") ("Colloquium"), an unrelated venture capital pool corporation ("VCP") as defined by the policies of the Vancouver Stock Exchange ("VSE"). Colloquium was incorporated in 1998 and had no other operations. The Confidentiality and Standstill Agreement allowed Colloquium to complete due diligence respecting the business and affairs of the Company. On October 16, 1998, Colloquium gave notice to the Company's shareholders of its intention to acquire all of the issued and outstanding shares of the Company. The notice of intent was accompanied by a refundable deposit of $100,000 paid to the Company's shareholders. Subsequently, Colloquium advanced an additional $120,000 to the Company (note 3).

On October 23, 1998, the Company and its shareholders entered into a Letter of Intent with Colloquium. On December 14, 1998, the Company and its shareholders entered into a Share Purchase Agreement with Colloquium which supersedes the Letter of Intent.

As set out in the Share Purchase Agreement, consideration for the acquisition of all of the shares of the Company will be $2,632,000, plus contingent additional consideration of up to $400,000, payable as follows:
     (a)  as to $100,000 by application of the deposit on the closing date;
     (b) as to $1,632,000 by allotment and issue to the Company's shareholders of 3,400,000 common shares of Colloquium at a deemed value of $0.48 per share;
     (c)  as to $900,000 by certified cheque on or before April 30, 1999; and
     (d) up to $400,000 payable to a shareholder if, as and when, the warrants comprised in the Offering described below are exercised to raise up to $400,000 net to Colloquium's treasury.

In consideration for renouncing his right to acquire up to a 6% equity interest in the Company, Colloquium will on the Closing Date issue to the president of the Company, a warrant to purchase 400,000 common shares of Colloquium at a price of $1.25 per share exercisable for a two year period subsequent to vesting which will occur equally on an annual basis over a three year period. In addition, Colloquium has agreed to issue a warrant to purchase 24,000 common shares at a price of $1.25 per share for a one year period to an unrelated party for services provided.

(Unaudited)

On February 23, 1999, the acquisition of the Company by Colloquium was completed and all consideration was exchanged in accordance with the terms set out above.

IMAGIS CASCADE TECHNOLOGIES INC.

Notes to Financial Statements, page 3
(expressed in Canadian dollars)

1.   Operations (continued):

(c)  Future operations:

In each of the periods presented, the Company has incurred an operating loss and at December 31, 1998 has a working capital deficiency of $964,545. The Company requires additional capital to fund its existing obligations and its ongoing operations. These financial statements have been prepared on the going concern basis which assumes the realization of assets and settlement of liabilities in the normal course. Failure to obtain ongoing support of its creditors and shareholders may make this basis of accounting inappropriate in which case the Company's assets and liabilities would need to be recognized at their liquidation values. These financial statements do not include any adjustments due to this going concern uncertainty.

2.   Significant accounting policies:

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada (which except as set out in note 9 do not materially differ from accounting principles generally accepted in the United States) and reflect the following significant accounting policies:

(a)  Basis of combination:

The combined financial statements of operations and deficit and cash flows for the four months ended December 31, 1997 and the year ended August 31, 1997 reflect the historical operating results of the acquired Pacific Cascade business, including its interest in transactions carried on through its 60% owned subsidiaries Imagis Northwest Solutions Inc. and Imagis Solutions (U.S.) Inc. (the "Subsidiaries"). The combined statements of operations and deficit and cash flows for the year ended December 31, 1998 reflect the operations and cash flows of the Pacific Cascade business to the cessation of their operations with those of the Company thereafter. All inter-entity transactions have been eliminated.

(b)  Non-corporate statements:

The combined statements of operations and deficit for the four months ended December 31, 1997 and the year ended August 31, 1997 include only the revenues and expenses of the information technology businesses of the predecessor to the Company and do not reflect all revenues and expenses of the corporate entities in which the information technology business was a part, nor charges on invested equity.

(c)  Inventories:

Inventories are recorded at the lower of cost, calculated on a weighted average basis, and estimated net realizable value.

IMAGIS CASCADE TECHNOLOGIES INC.

Notes to Financial Statements, page 4
(expressed in Canadian dollars)

2.   Significant accounting policies (continued):

(d)  Computer equipment:

Computer equipment is stated at cost. Depreciation is provided on a straight-line basis over a three year period.

(e)  Revenue recognition:

Revenue is recognized on the later of title passing to the customer or the customer's acceptance of the product. The Company provides for estimated return and warranty costs on recognition of revenue.

(f)  Research and development:

Research costs are expensed as incurred. Development costs have been expensed to date as they do not meet certain stringent criteria under generally accepted accounting principles for capitalization and amortization.

(g)  Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported or disclosed in the financial statements (see note 1). Actual amounts may differ from these estimates.

(h)  Income taxes:

The Company accounts for income taxes on the allocation basis by the deferral method. Deferred income taxes are recognized at current rates at the time of the underlying transaction for differences in the timing of recognition of transactions for accounting and income tax purposes. No adjustment is made to deferred income taxes for subsequent changes in income tax rates. The benefit of loss carryforwards and deductions available for tax purposes in excess of accounting purposes are recognized to the extent there is virtual certainty of their realization.

(i)  Financial instruments:

The Company carries financial instruments at cost which is not estimated by management to differ materially from fair value at the balance sheet date.

(j)  Unaudited financial information:

The financial information for the four months ended December 31, 1997 and the year ended August 31, 1997 is unaudited; however, such information reflects all adjustments, which consist solely of normal recurring adjustments, necessary for a fair presentation of the results of operations and cash flows for the periods presented.

IMAGIS CASCADE TECHNOLOGIES INC.

Notes to Financial Statements, page 5
(expressed in Canadian dollars)

3.   Notes payable:


First Capital Investment Corp. ("FCIC")                350,000
Colloquium (note 1)                                    220,000
International Portfolio Management ("IPM")              10,000
                                                    ----------
                                                       580,000
                                                    ==========

Notes payable are non-interest bearing, unsecured and repayable on demand.

4.   Obligation under capital lease:

Minimum lease payments:
     1999                                              7,393
     2000                                              7,393
     2001                                              3,080
                                                  ----------
                                                      17,866
     Less implicit interest portion at 9.8%           (1,754)
                                                  ----------
                                                      16,112
     Less current portion of capital lease obligations 6,667
                                                  ----------
                                                       9,445
                                                  ==========

5.   Payable to Pacific Cascade Consultants Ltd.:

The payable to Pacific Cascade, the Company's parent, is non-interest bearing, unsecured and has no specific terms of repayment. Pacific Cascade has confirmed that it does not intend to demand repayment in the next twelve months.

6.   Share capital:

Authorized:

     100,000,000 common shares without par value

                                                         Number    Assigned
                                                      of shares       value

Issued:
Issued in connection with acquisition of businesses
from Pacific Cascade, net of deficit eliminated
on incorporation of the Company (note 1)              3,400,000          $1

IMAGIS CASCADE TECHNOLOGIES INC.

Notes to Financial Statements, page 6
(expressed in Canadian dollars)

7.   Related party transactions:

(a) Included in accounts payable and accrued liabilities is $141,594 due to Pacific Cascade.

(b) Management fees are charged by parties related to the controlling shareholders and the expense for the year ended August 31, 1997 includes $150,000 charged to the predecessor businesses by Pacific Cascade to recover overhead costs otherwise incurred.

(c) Fees for the four months ended December 31, 1997 of $6,000 (year ended August 31, 1997 - $24,000) were charged by Pacific Cascade to recover interest expenses incurred at the Pacific Cascade level which management considers to be attributable to the predecessor business operations.

8.   Uncertainty due to Year 2000 Issue:

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

9. Differences between Canadian and United States generally accepted accounting principles:

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The measurement principles applied in these financial statements do not differ from those that would have been applied if accounting principles generally accepted in the United States had been applied. However, if the principles adopted in the disclosure in were in accordance with those in the United States and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC") the following additional information would have been disclosed.

(a)  Income taxes:

For US GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year

IMAGIS CASCADE TECHNOLOGIES INC.

Notes to Financial Statements, page 7
(expressed in Canadian dollars)

9. Differences between Canadian and United States generally accepted accounting principles (continued):

(a)  Income taxes (continued):

in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it cannot be considered at the balance sheet date to be more likely than not that such deferred tax assets will be realized. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

As at December 31, 1998, the following sets forth the tax effect of temporary differences that give rise to significant portions of the deferred taxes:

Deferred tax assets:
     Loss carry forwards      $    433
     Valuation allowance          (433)
                            ----------
                                     -
                            ==========

IMAGIS CASCADE TECHNOLOGIES INC.

Combined Schedule of Administrative Expenses
(expressed in Canadian dollars)

                                        Year          Four months       Year
                                       ended                ended      ended
                                 December 31,         December 31, August 31,
                                        1998                 1997       1997
                                                       (unaudited)(unaudited)

Advertising and promotion             77,287               23,250     17,952
Bad debts                              1,262                    -      5,605
Bank charges and interest, net        14,646                  610      1,495
Computer supplies and software        23,776               12,162     67,902
Consulting                            42,850                    -          -
Courier and delivery                  16,286                5,619     24,979
Licenses and dues                      1,939                1,669      7,919
Office supplies, stationery
  and sundry                         100,326               14,510     68,229
Professional fees                     77,353               12,358      3,111
Premises                              84,217               28,455     96,477
Telephone                             63,717               31,920    106,771
Travel, meals, entertainment and
  accommodation                       70,292               32,091    149,295
                                  ----------           ---------- ----------
                                     573,951              162,644    549,735
                              ==========               ========== ==========

Unaudited Pro Forma
Combined Financial Statements


IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)


Six months ended June 30, 1999
Year ended December 31, 1998
(Unaudited - Prepared by Management)

IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)

Pro Forma Combined Statement of Operations (note 3)
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six month period ended June 30, 1999

                            Colloquium     Company    Adjustments   Pro forma

Sales                                -     364,238              -     364,238

Operating expenses              80,115   1,301,063              -   1,381,178
Depreciation and amortization        -      14,432              -      14,432
Gain on settlement of debt           -     (34,937)             -     (34,937)
                            ----------  ----------     ----------  ----------
                                80,11    1,280,558              -   1,360,673
                            ----------  ----------     ----------  ----------
Loss for the year               80,115     916,320              -     996,435
                            ==========  ==========     ==========  ==========
Loss per share (note 4)                                                  0.14
                                                                   ==========
Weighted average number of shares outstanding                       7,271,307
                                                                   ==========

See accompanying notes to pro forma combined financial statements.

IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)

Pro Forma Combined Statement of Operations (note 3)
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Period from January 9, 1998 to December 31, 1998

                            Colloquium     Company    Adjustments   Pro forma

Sales                                -     555,160              -     555,160

Operating expenses              49,516   1,715,855    2(b)  4,000   1,769,371
Depreciation and amortization        -      34,252              -      34,252
Write-off deferred financing fees    -     125,492              -     125,492
                            ----------  ----------     ----------  ----------
                                49,516   1,875,599              -   1,929,115
                            ----------  ----------     ----------  ----------
Loss for the year               49,516   1,320,439          4,000   1,373,955
                            ==========  ==========     ==========  ==========
Loss per share (note 4)                                                  0.28
                                                                   ==========
Weighted average number of shares outstanding                       4,960,714
                                                                   ==========

See accompanying notes to pro forma combined financial statements.

IMAGIS TECHNOLOGIES INC.
(formerly Colloquium Capital Corp.)

Notes to Pro Forma Combined Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

1.   Basis of presentation:

The pro forma combined financial statements of Imagis Technologies Inc. (formerly Colloquium Capital Corp.) (the "Company" or, prior and to the acquisition described in note 2(a), "Colloquium") are based upon the historical financial statements after giving effect to the transactions and adjustments described in notes 2 and 3. These pro forma combined financial statements are not necessarily indicative of the results of operations that would have been attained had the transactions actually taken place at the dates indicated and do not purport to be indicative of the effects that may be expected to occur in the future.

The pro forma combined financial statements have been compiled from financial information in the:

(a) audited financial statements of Colloquium for the period from incorporation on March 23, 1998 to December 31, 1998;

(b) audited financial statements of Imagis Cascade Technologies Inc. ("Imagis") for the period from incorporation on January 9, 1998 to December 31, 1998;

(c) unaudited consolidated financial statements of the Company for the six months ended June 30, 1999;

(d)  the accounting records of the Company, Colloquium and Imagis; and

(e)  the additional information set out in note 2.

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The pro forma combined statements of operations exclude non-recurring charges or credits directly attributable to the transactions set out in note 2.

2.   Pro forma transaction:

(a)  Acquisition of Imagis:
Pursuant to the terms of the Share Purchase Agreement dated December 14, 1998, on February 23, 1999 Colloquium acquired all of the issued and outstanding Imagis shares for cash and common share consideration. As set out in the Share Purchase Agreement, consideration for the acquisition of the shares of Imagis was $2,632,000, plus contingent additional consideration of up to $400,000, payable as follows:

(i)  as to $100,000 by application of a previously made deposit;

(ii) as to $1,632,000 by allotment and issue to the Imagis shareholders of 3,400,000 common shares of the Company at a deemed value of $0.48 per share;

(iii) as to $900,000 by certified cheque on or before April 30, 1999 of which $150,000 is to be applied to the subscription for 267,875 common shares pursuant to a private placement (note 2(c)); and

(iv) up to $400,000 payable to one of the Imagis shareholders if, as and when the warrants comprised in the Offering described below are exercised to raise up to $400,000 net to the Company's treasury.

In consideration for renouncing his right to acquire up to a 6% equity interest in Imagis, the Company issued to the president of Imagis a warrant to purchase 400,000 common shares of the Company at a price of $1.25 per share exercisable for a two year period subsequent to vesting which occurs equally on an annual basis over a three year period. In addition, the Company issued a warrant to purchase 24,000 common shares at a price of $1.25 per share exercisable to February 23, 2000 to an unrelated party for services provided and issued 100,000 common shares as a finder's fee respecting the acquisition of Imagis.

As the former shareholders of Imagis gained voting control of Colloquium on the acquisition, this business combination was accounted for as a reverse take-over transaction under which Imagis is deemed for accounting purposes to be the acquirer and Colloquium the acquired entity. Under these accounting principles, the consolidated financial statements present Imagis on a historical basis consolidated with the results of operations of the Company from the date of acquisition. The consideration issued was applied to the assets acquired and liabilities assumed of Colloquium based on their relative fair values at the date of acquisition. For purposes of these pro forma combined financial statements only this allocation was as follows:

Cash                                    239,522
Other current assets                          -
Current liabilities                      33,012
                                     ----------
Working capital acquired                 26,510
Acquisition loan                       (900,000)
                                     ----------

Net deficiency recognized as a
  charge to deficit on acquisition
  in accordance with accounting
  principles for reverse take-overs    (693,490)
                                     ==========

The acquisition loan was subsequently paid as described in (iii) above.

(b)  Bridge loan:

Subsequent to December 31, 1998, the Company entered into a bridge loan of $200,000 with Valorinvest Ltd. This loan bears interest at 12% per annum and is repayable on or after April 30, 1999.

(c)  Private placement:

Subsequent to December 31, 1998, the Company completed a private placement of 535,714 common shares at a price of $0.56 each for total proceeds of $300,000. The proceeds of this financing were allocated as follows:

Repayment of notes payable         150,000
Payment on acquisition loan        150,000
                                ----------
                                   300,000
                                ==========

3.   Pro forma adjustments:

The pro forma combined statements of operations give effect to the transactions described in note 2 as if they had occurred commencing January 9, 1998, the date of incorporation of Imagis, and assumes the loan in note 2(b) would have had the same term as the actual term. The pro forma combined statement of operations for the six month period ended June 30, 1999 reflects the operations of Colloquium (in the first column) for the period from January 1, 1999 to the date of acquisition, February 23, 1999, combined with the operations of the Company (including Colloquium post-acquisition as described in the next sentence) for the six month period ended June 30, 1999. In accordance with generally accepted accounting principles for reverse take-over business combinations, the operations of the Company reflect the revenues and expenses of Imagis for the six month period consolidated with those of
Colloquium commencing on the acquisition on February 23, 1999.   For purposes
of the combined statements of operations, no adjustments have been made for interest on additional cash balances.

4.   Loss per share:

The weighted average number of shares outstanding represents what would have been the Company's actual weighted average number of shares, including shares held in escrow, for the periods presented as if the common shares issuable on the transactions described in note 2 were issued commencing January 9, 1998. The weighted average number of shares and per share information does not give effect to the issuance of common shares upon the exercise of any outstanding dilutive securities.

Under U.S. GAAP, the weighted average number of shares would exclude shares held in escrow in the per share calculations. Per share amounts under U.S. GAAP would be as follows:
                                                       1999         1998

Weighted average number of shares outstanding     6,471,307    4,478,896
Pro forma loss per share                              $0.15        $0.31
                                                 ==========   ==========

PART III

ITEM 1    INDEX TO EXHIBITS

Exhibit
Number    Description
2.1*      Articles of Incorporation
3.1* Shareholder Agreement dated February 23, 1999 among the Original Shareholders and the Former Imagis Shareholders
3.2* Escrow Agreement for a Venture Capital Pool Issuer dated July 3, 1998 among Colloquium Capital Corp., CIBC Mellon Trust Company and Sandra Buschau, Altaf Nazerali, Shafiq Nazerali, Rory Godinho and Ross Wilmot
6.1* Incentive Stock Option Agreements dated July 7, 1998 between the Registrant and each of Sandra E. Buschau, Altaf Nazerali and Ross Wilmot
6.2* Confidentiality and Non-Competition Agreement dated February 23, 1999 among the Registrant, Imagis, the Former Imagis Shareholders and the principals of the Former Imagis Shareholders
6.3* Revenue Assignment Agreement dated December 15, 1998 among Imagis, Pacific, Imagis Solutions (US) Incorporated and Imagis North West Solutions Inc.
6.4*      Agency Agreement dated March 29, 1999 among the Registrant and the
          Agents
6.5*      Subscription Agreement dated January 26, 1999 between the
          Registrant and Pacific Cascade Consultants Ltd.
6.6*      Subscription Agreement dated January 26, 1999 between the
          Registrant and First Capital Invest Corp.
6.7*      Incentive Stock Option Agreements dated February 25, 1999 and
          March 25, 1999 between the Registrant and certain directors, employees and service providers of the Registrant or affiliates or subsidiaries thereof
6.8* Consulting Services Agreement effective February 25, 1999 between the Registrant and Shafiq Nazerali-Walji
6.9*      Drummond Warrant
6.10*     Armitage Warrant
6.11*     Employment Agreement dated February 23, 1999 between the
          Registrant and Iain Drummond
6.12* Technology Purchase Agreement among Imagis Technologies Ltd., Imagis Cascade Technologies Inc. and Penelope Walker, Richard Graham and William Hawkes dated March 6, 1998
6.13* Technology Purchase Agreement between Pacific Cascade Consultants Ltd. and Imagis Cascade Technologies Inc. dated March 6, 1998
8.1*      Share Purchase Agreement

Exhibit
Number    Description

8.2*      Confidentiality and Standstill Agreement
11.1*     Statement re: Computation of Per Share Earnings
13.1*     Form F-X
16.1* Letter to SEC from Elliott Tulk Pryce and Anderson dated December 10, 1998 regarding change in certifying accounts
21.1*     List of Subsidiaries
27.1      Financial Data Schedule

____________________
*Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              IMAGIS TECHNOLOGIES INC.



Date:     November 16, 1999             By:  /s/ ROSS WILMOT
                                  ----------------------------
                                      Ross Wilmot,
                                      Chief Financial Officer